82-4299

[redacted]

09047388

Registration No. 0107537000939

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Ref : CSD 061/2009

November 18, 2009

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re : Italian-Thai Development Public Company Limited
Information Furnished Pursuant to Rule12g3-2(b)
Under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen :

We are submitting this letter and the enclosed documents listed in Annex A to supplement the submission of documents pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934. The enclosed documents should bring file on the Company up to date.

Very truly yours,

Mr. Chatichai Chutima
Vice President (Finance Division)

Enclosures

E-Mail : cccs@itd.co.th

2034/132-161 ITALTHAI TOWER, NEW PETCHBURI ROAD, BANGKAPI, HUAYKWANG, BANGKOK 10320, THAILAND
P.O. BOX 1011 NEW PETCHBURI, TEL : (66 2) 716-1600, FAX : (66 2) 716-1488, www.itd.co.th

Italian-Thai Development Public Company Limited

Annex A

1. Financial Statement as of September 30, 2009
2. The Report of material events field with the Stock Exchange of Thailand ("SET") from 20 August – 18 November 2009

82-4299

The Report of material events field with the Stock Exchange of Thailand ("SET") from 20 August – 18 November 2009

ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

News Detail

Symbol	ITD
Source	ITD
Headline	Explanation for operating results changing over 20%
Date/Time	18 Nov 2009 08:40:11

The translation

With reference to the Company's financial statements for the period ending 30th September 2009 submitted to SET on 16th November 2009. The Company's net income attributable to the equity holders of the Company for the period ending 30th September 2009 was Baht 54.26 million. This was an increase from the same period of the previous year of Baht 2,453.17 million or 102.26%.

The Company wishes to explain the reasons contributing to the increase of the net income attributable to the equity holders of the Company of more than 20% as follows:

1. The Company had no allowance for loss on construction work of Baht 639.86 million compared to the same period of the previous year.
2. The Company had a gain from buying back convertible bonds of Baht 503.38 million according to Italian-Thai Development (BVI) Company Limited, one of our Group Entities, which repurchased a portion of the convertible bonds amounting to US$37,700,000 in an aggregate principal amount of the convertible bonds representing 25.13% of the outstanding principal amount of the convertible bonds.
3. The Company had a gain on the exchange rate of Baht 241.99 million, which increased from the same period of the previous year, in which the loss on exchange was Baht 53.21 million, by Baht 295.20 million or 554.75% according to the Baht appreciation.
4. The Company had other income of Baht 536.39 million which increased from the same period of the previous year by Baht 168.29 million or 45.72%. The main reasons were the income from the insurance claims and other claims on the project owners in some projects.
5. The Company had interest income of Baht 180.58 million, which increased from the same period of the previous year by Baht 90.43 million or 100.32% partially from the accrued interest income from a project owner and the interest income from deposits.

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

News Detail

Symbol	ITD
Source	ITD
Headline	Reviewed Quarter 3 and Consolidated F/S (F45-3)
Date/Time	16 Nov 2009 17:43:00

(Reviewed Quarter-3 and Consolidated F/S (F45-3))
Report: Reviewed Quarterly Financial Statements
Name ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Reviewed
(In thousands)
Ending 30 September

The Consolidated Financial Statement

	Quarter 3		For 9 Months	
Year	2009	2008	2009	2008
Net profit (loss)	(1,877)	(1,997,445)	54,260	(2,398,905)
EPS (baht)	(0.00)	(0.48)	0.01	(0.57)

The Company Financial Statement

	Quarter 3		For 9 Months	
Year	2009	2008	2009	2008
Net profit (loss)	(90,903)	(2,127,689)	213,358	(2,323,146)
EPS (baht)	(0.02)	(0.51)	0.05	(0.55)

Type of report:
Qualified Opinion with an emphasis of matters

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ____________________________
(Mrs.Nijaporn Charanachitta)
Position Senior Executive Vice President

Authorized to sign on behalf of the company

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

News Detail

Symbol	ITD
Source	ITD
Headline	Signed a contract for Bangalore Metro Rail Project
Date/Time	05 Nov 2009 13:23:00

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on 26th September 2009, ITD-ITD CEM Joint Venture, comprising of Italian-Thai Development Public Company Limited and ITD Cementation India Limited, has jointly signed a contract with the Bangalore Metro Rail Project to proceed with the Supply, Installation,Testing and Commissioning of Track Work and Installation of Third Rail System for Bangalore Metro Rail Project Phase 1, India.

The details of the contract works are as follows:-

Description of Works: 1.Supply of materials for Permanent Way
2.Installation of Ballastless Track, Tracks on Mainlines and Track in 2 Depots
3.Supply of Maintenance Equipment and Miscellaneous Items

Contract Value : INR 3,318 M. (Including VAT)
(ITD Portion 51% = INR 1,692 M, approximately Baht : 1,099.80 M,to calculate exchange rate as of 30 September 2009, INR 0.65 : Baht 1)

Period of Works : 37 Months

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

News Detail

Symbol	ITD
Source	ITD
Headline	Signed a contract for Mahidol Learning Center Project
Date/Time	28 Oct 2009 13:23:00

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on 29th September 2009 the Company signed a contract with Mahidol University to proceed Mahidol Learning Center Project at Mahidol University , Phutthamonthon Road, Nakhon Pathom Province.

The details of the contract works are as follows:-

Description of Works : Construction of a 4 storey building including Structural Work, Architectural Work, Electrical System, Mechanical System, Infrastructure Work and Durable Articles.

Contract Value : Baht 460,000,000 (including VAT)

Period of Works : 540 days

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

News Detail

Symbol	ITD
Source	ITD
Headline	Signed Contract
Date/Time	15 Sep 2009 08:36:00

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on 9th September 2009 the Company signed a contract with Property Perfect Public Company Limited to proceed Metro Park Sathorn Phase III Project.

The details of the contract works are as follows:-

Description of Works : Construction and design of 15 units of 8 storey residential buildings including
- Structural Work
- Architectural Work
- Electrical System and Mechanical System
- Infrastructure Work

Contract Value : Baht 1,340 million (including VAT)

Period of Works : 600 days

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

News Detail

Symbol	ITD
Source	ITD
Headline	signed a contract to proceed with the 115 kV
Date/Time	31 Aug 2009 13:23:00

The Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on 27th August, 2009 the Company signed a contract with Provincial Electricity Authority to proceed with the 115 kV Submarine Cable extension to Koh Chang (Trad Province). The details of the contract are as follows:-

Description of works: Survey, design, supply and installation of the 115 kV XLPE submarine cable 3-cores, 3x185 mm2 with 24 Single mode optical fibers. Approximate distance is 9.29 km.

Contract Value : Baht 586.36 million (Including VAT)

Period of Works : 540 days

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

News Detail

Symbol	ITD
Source	ITD
Headline	Notification of the Closing Date of Register Book
Date/Time	20 Aug 2009 13:04:00

Translation

Subject: Notification of the Closing Date of Register Book for Interest Payment of ITD109A

To: The President
The Stock Exchange of Thailand

Refer to: The Letter of Bank of Ayudhya No. Bor Thor Lor. 0555/2009 dated August 19, 2009

Italian-Thai Development Public Company Limited ("the Company") would like to inform you that the Company will close the registered book for determining the rights of debentureholders to receive the interest payment of the debenture issue No. 1/2008 of the Company maturing 2010 (ITD109A), the details are shown in the referenced letter from the registrar of the debenture.

Please be informed accordingly.

(Translation)

No. Bor Thor Lor. 0555/2009

19 August 2009

Attention: The Managing Director
Italthai Development Public Company Limited

Subject: Notification and determination of the closing date of the share transfer register to determine holders with rights to interest payment on the Debenture Issue No.1/2008 of the Italian Development Pcl. maturing 2010 (ITD109A)

As registrar of the Debenture Issue 1/2008 of the Italian Development Pcl. maturing in 2010 (ITD109A), the Bank of Ayudhya Plc. is pleased to inform you that an interest rate of 6.5% per annum will be used in the calculation of interest payment during the 92 days covering 23 June 2009 - 22 September 2009 and that the share transfer register will be closed for the determination of holders with rights to interest payment on 9 September 2009 at 12.00h. as the interest payment will be made on 23 September 2009.

Sincerely yours

(Mrs. Wanna Chantavarin)
VP and Group Manager
Bank of Ayudhya Pcl.

Securities Service Department
Tel. (02) 296-4494

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Grant Thornton

Auditor's Review Report and Interim Financial Statements of

Italian-Thai Development Public Company Limited and Subsidiaries

For the Three-month and Nine-month Periods Ended 30 September 2009



Grant Thornton

REVIEW REPORT OF THE INDEPENDENT AUDITOR

Grant Thornton Limited
18th Floor Capital Tower
All Seasons Place
87/1 Wireless Road Lumpini
Pathumwan Bangkok 10330 Thailand

T +66 2 205 8222
F +66 2 654 3339
www.grantthornton.co.th

To the Board of Directors of Italian-Thai Development Public Company Limited

I have reviewed the accompanying consolidated balance sheet as at 30 September 2009 of Italian-Thai Development Public Company Limited and subsidiaries, and the related consolidated statements of income for the three-month and nine-month periods ended 30 September 2009 and 2008, and consolidated statements of changes in shareholders' equity and cash flows for the nine-month periods ended 30 September 2009 and 2008. I have also reviewed of the separate balance sheet as at 30 September 2009 of Italian-Thai Development Public Company Limited, and the related separate statements of income for the three-month and nine-month periods ended 30 September 2009 and 2008, and statements of changes in shareholders' equity and cash flows for the nine-month periods ended 30 September 2009 and 2008. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. My responsibility is to issue a report on these financial statements based on my reviews. I did not review the financial statements of two overseas branches, two overseas subsidiaries and six overseas joint ventures with total assets as at 30 September 2009 comprising 29.52% of total assets in the consolidated balance sheet, and total revenues of those entities for the three-month and nine-month periods ended 30 September 2009 comprising 39.24% and 39.75%, respectively, of total revenues in the consolidated statements of income. Such total assets and revenues as included in the consolidated financial statements were reviewed by other auditors whose reports have been furnished to me. My report, in so far as it relates to those overseas branches, subsidiaries and joint ventures, are based on the reports of those other auditors.

Except for the matters discussed in the third, fourth, fifth and sixth paragraphs, I conducted my reviews in accordance with auditing standard applicable to review engagement. That standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatements. A review is limited primarily to inquiries of the Company personnel and analytical review procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit, accordingly, I do not express audit opinion on these reviewed financial statements.

The consolidated financial statements for the nine-month period ended 30 September 2009 include the financial statements of associated companies for which investments are accounted for by the Company by the equity method with assets comprising 0.51% of consolidated assets and the share of loss of such associated companies accounted for by equity method represent Baht 33.01 million and Baht 104.88 million in the statements of income for the three-month and nine-month periods ended 30 September 2009, respectively. Those financial statements are based on financial information complied by the management of such associated companies which have not been reviewed by auditors because the associated companies are not under the control of the Company's management. However, the investments in such companies are not significant to the consolidated financial statements. Nevertheless, the financial statements of those associated companies as at 31 December 2008 and for the year then ended have already been audited by auditors without significant adjustments.

The consolidated financial statements as at 30 September 2009 include unbilled receivables of a Joint Venture, proportionate to the Company of Baht 659.25 million which represents the recognized revenues for work done to one local customer (government enterprise) but have not been certified to accept the work beyond the normal period of certification. This was explained by management as an effect from the change in the management of such government enterprise. As a result, the Joint Venture has not been able to determine the age of the collection of such receivables. Currently, the Joint Venture is rectifying the situation to make the collection and believe that there will be no indemnification for this part.

Based on the report of other auditors of an overseas subsidiary company and a joint venture, trade accounts receivable as at 30 September 2009 include variation order claims of Baht 352.13 million for which income had been recognized in the earlier years, which has been disputed by the customer. Of these claims, the arbitrator had issued a verdict in favour of the subsidiary company of Baht 324.06 million. However, the total amount has still been disputed by the customer. Trade accounts receivable of such subsidiary company and joint venture as at 30 September 2009 also include Baht 306.35 million billed for interim work for work done which have not been certified by customers beyond normal periods of certification. Considering the nature of the subsidiary company and joint venture's business, management is unable to determine the age of such bills. Currently, the subsidiary company and joint venture are rectifying the situation to make the collection.

Trade accounts receivable and unbilled receivable of a subsidiary company as at 30 September 2009 of Baht 654.83 million, billed for interim work done since the year 2008, has not been certificated by Government Enterprise beyond normal period of certification with the excusation that the subsidiary company used materials differently from those specified in the agreement. The subsidiary company has recently filed the claim for partial payment to the Administrative Court of Baht 311.36 million plus damages from the business interruption of Baht 59.96 million. The Company's management believes that such receivable can be collected in full and therefore, has not set up any allowance for doubtful accounts.

Based on my reviews and the review reports of other auditors, except for the effects on the consolidated financial statements for the three-month and nine-month periods ended 30 September 2009 of the review scope limitation described in the third paragraph and except for the impact (which may occur but not yet determinable) of the matters discussed in the fourth, fifth and sixth paragraphs which depend on the judicial process in the future and which could not presently be determined, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Without modifying my above review report, I draw attention to the followings:

1) As discussed in Note 26 to the financial statements, at the beginning of the year 2007, the Company and a local joint venture received a letter from The National Assets Examination Committee (NAEC) requesting cooperation for the inspection of a baggage-handling system and the CTX bomb scanners for Suvarnabhumi Airport, and the inspection for cracks on the runways and taxiways at Suvarnabhumi Airport. During the period, the joint venture received the certificate of completion and satisfaction of the work inspection committee of the employer signed on 10 September 2009 to relieve all the obligations of the joint venture on the construction of the runways and taxiways at Suvarnabhumi Airport from Government Enterprise. The Company and joint venture so far have not received any claim for damages on baggage handling and bomb scanners. The management believes that the Company and its joint venture do not have to be responsible for any indemnification.

2) As discussed in Note 8 to the financial statements, the Company has investment in a potash mine project of Baht 3,236 million that the concession for potash mining has been in process. Nevertheless, Minister of Industry had set up the committee consisting of representatives from Ministry of Industry, Ministry of Interior, Ministry of Natural Resources and Environment, Ministry of Public Health and Ministry of Social Development and Human Security to consider the process to resolve the potash mining operations in Udonthani to make the project materialized. The Company's management believes that this project will generate benefits both for nearby areas and for the country, and the project will be approved by the government and operational as planned in the near future since the Ministry of Finance has jointly invested in this project for 10% of the total registered capital. The management of the Company believes that there will not be any impairment in the value of investment.

Grant Thornton

I have previously audited the consolidated financial statements of Italian-Thai Development Public Company Limited and its subsidiaries, and the separate financial statements of Italian-Thai Development Public Company Limited for the year ended 31 December 2008 in accordance with generally accepted auditing standards and issued my report dated 2 March 2009, expressed a qualified opinion thereon with exceptions on 1) the effect of the collectibility of trade accounts receivable of an overseas subsidiary and a joint venture which are under the judicial process and the follow – up for certification to support the billing for long outstanding work done, 2) unbilled receivables of a Joint Venture, proportionate to the Company which represent the recognized revenues for work done to one local customer (government enterprise) but have not been certified to accept the work beyond the normal period of certification, and 3) the non-assessable effect of a project office that was in the process of revising its budgeted project cost, and with emphases on 1) the notification from The National Assets Examination Committee to investigate the Company and a joint venture involvement in the procurement of a baggage-handling system and the CTX bomb scanners for Suvarnabhumi Airport, 2) the Company's investment of Baht 3,236 million in a potash mine project which the concession has been in process from the government that management of the Company believes not to be subject to impairment and 3) the write-off of the negative goodwill as a result of the change in accounting policy. The consolidated and separate balance sheets as at 31 December 2008, presented for comparative purposes, are an integral part of such audited financial statements. I have not performed any auditing procedures subsequent to such report date.

Somckid Tiatragul

MR. SOMCKID TIATRAGUL

Certified Public Accountant

Registration No. 2785

Bangkok, Thailand

13 November 2009

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 30 SEPTEMBER 2009 AND 31 DECEMBER 2008

(Unit : Thousand Baht)

	Notes	CONSOLIDATED F/S		SEPARATE F/S	
		30 September 2009 (Unaudited but reviewed)	31 December 2008 (Audited)	30 September 2009 (Unaudited but reviewed)	31 December 2008 (Audited)
ASSETS					
CURRENT ASSETS					
Cash and deposits with banks	2	2,242,450	4,047,216	626,167	2,624,754
Restricted deposits with banks	3	410,806	507,290	337,362	469,053
Short-term investment		482	479	-	-
Current portion of promissory notes receivable		826,882	300,000	826,882	300,000
Trade accounts receivable - unrelated parties - net	4	7,903,906	8,484,719	3,157,245	3,536,845
Trade accounts receivable - related parties - net	5	1,426,228	1,129,006	1,594,577	1,391,432
Short-term loans and advances to subsidiaries and related parties - net	6	40,251	96,728	1,949,231	1,440,875
Earned revenues not yet billed		9,911,557	10,501,685	5,132,215	5,145,546
Retentions receivable due within one year		977,031	1,544,563	792,984	1,105,656
Inventories and work in progress - net		3,363,662	4,254,802	1,122,966	1,508,080
Other current assets					
Income tax withheld at sources		1,796,645	1,242,651	832,706	523,574
Refundable value added tax		462,024	372,564	54,466	45,574
Advances for purchases of machine and materials		955,969	920,695	265,318	257,557
Others		273,947	195,713	88,323	69,956
Total Current Assets		30,591,840	33,598,111	16,780,442	18,418,902
NON - CURRENT ASSETS					
Promissory notes receivable - net		-	636,590	-	636,590
Retentions receivable due after one year		173,189	80,553	-	-
Advances to subcontractors		180,818	132,140	47,721	54,866
Investments in subsidiaries, associated companies, and joint ventures - net	7.1	307,152	370,599	8,097,884	8,012,644
Other long - term investments - net	7.2	2,622,698	1,576,335	2,607,864	1,563,159
Investment in potash mining project	8	3,236,149	3,236,149	-	-
Long - term loans and advances to subsidiaries and related parties - net	9	505,826	362,384	1,704,549	1,266,234
Loan and advances to unrelated parties - net	10	342,488	342,304	88,610	88,610
Land held for sale and development - net		491,038	558,220	-	-
Property, plant and equipment - net	11	15,461,226	15,513,511	9,205,124	9,971,897
Deferred charges		1,766	7,616	-	-
Goodwill		500,086	500,086	-	-
Other non - current assets		351,283	315,362	74,332	107,623
Total Non - Current Assets		24,173,719	23,631,849	21,826,084	21,701,623
TOTAL ASSETS		54,765,559	57,229,960	38,606,526	40,120,525

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 30 SEPTEMBER 2009 AND 31 DECEMBER 2008

(Unit : Thousand Baht)

	Notes	CONSOLIDATED F/S 30 September 2009 (Unaudited but reviewed)	CONSOLIDATED F/S 31 December 2008 (Audited)	SEPARATE F/S 30 September 2009 (Unaudited but reviewed)	SEPARATE F/S 31 December 2008 (Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Bank overdrafts and short - term loans from financial institutions	12	7,937,671	7,353,305	3,381,959	3,042,164
Current portion of liabilities under trust receipts		252,341	267,923	95,057	148,210
Trade accounts payable - unrelated parties		6,476,853	7,870,720	3,841,813	4,780,923
Receipts in excess of contracts work in progress		100,134	191,725	100,134	191,725
Trade accounts payable - related parties	13	1,784,403	1,678,456	1,452,634	1,540,355
Short-term loans and advances from related parties	14	44,552	133,630	64,100	2,054
Current portion of advances from customers under construction contracts		3,160,044	4,919,323	1,041,964	1,407,440
Current portion of hire purchases payable		443,980	421,629	202,077	337,195
Current portion of long - term loan with notes payable		826,882	300,000	826,882	300,000
Current portion of long - term loans	15	879,838	2,282,580	516,718	1,546,760
Current portion of debentures	16	1,995,186	705,837	1,995,186	705,837
Other current liabilities					
Income tax payable		17,767	30,931	-	-
Value added tax payable		107,322	118,870	104,191	60,208
Accrued expenses		1,392,623	1,199,822	271,836	345,091
Reserve for project expenses		-	4,900	26,346	4,900
Allowance for liabilities of special purpose vehicle	22.1	617,237	612,822	617,237	612,822
Advance received for land purchase		11,145	12,555	-	-
Accounts payable for purchase of investments - related parties		62,484	62,484	56,809	56,809
Retentions payable		426,874	502,348	288,167	341,791
Loan from directors	18	147,460	161,743	-	-
Others		1,544,847	1,072,479	211,196	289,466
Total Current Liabilities		28,229,643	29,904,082	15,094,306	15,713,750
NON - CURRENT LIABILITIES					
Liabilities under trust receipts - net		200	2,055	200	2,055
Advances from customers under construction contracts - net		1,223,815	817,440	434,986	205,046
Long -term loans from related parties		2,400	-	-	-
Hire - purchases payable - net		792,803	573,455	108,865	223,843
Long-term loan with notes payable - net		-	636,590	-	636,590
Long-term loans - net	15	1,955,941	4,700,493	1,346,885	3,835,638
Debentures - net	16	4,926,633	1,991,515	4,926,633	1,991,515
Convertible debentures - net	17	3,571,203	4,830,231	3,571,203	4,830,231
Accrued interest on convertible debentures		178,136	102,320	178,136	102,320
Allowance for liabilities of special purpose vehicle - net	22.1	-	306,411	-	306,411
Allowance for losses on construction projects	19	522,298	639,964	518,502	628,176
Other non - current liabilities		16,905	30,718	64,522	78,335
Total Non - Current Liabilities		13,190,334	14,631,192	11,149,932	12,840,160
TOTAL LIABILITIES		41,419,977	44,535,274	26,244,238	28,553,910

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 30 SEPTEMBER 2009 AND 31 DECEMBER 2008

(Unit : Thousand Baht)

	Notes	CONSOLIDATED F/S		SEPARATE F/S	
		30 September 2009 (Unaudited but reviewed)	31 December 2008 (Audited)	30 September 2009 (Unaudited but reviewed)	31 December 2008 (Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)					
SHAREHOLDERS' EQUITY					
Share capital - ordinary share at Baht 1 par value					
Registered - 4,921,678,180 shares		4,921,678	4,921,678	4,921,678	4,921,678
Issued and fully paid - up - 4,193,678,180 shares		4,193,678	4,193,678	4,193,678	4,193,678
Share premium		5,515,363	5,515,363	5,515,363	5,515,363
Unrealised (Gain) loss on changes in value of investments		326,820	(263,782)	448,990	(130,918)
Translation adjustments for foreign currency financial statements		(558,071)	(609,057)	(249,974)	(252,381)
Surplus on dilution of investment in subsidiary company		149,586	149,586	-	-
Retained earnings					
Appropriated - statutory reserve		427,373	427,373	419,368	419,368
Unappropriated		2,468,167	2,413,907	2,034,863	1,821,505
Equity attributable to the Company's shareholders		12,522,916	11,827,068	12,362,288	11,566,615
Minority interests - Equity attributable to minority shareholders of subsidiaries		822,666	867,618	-	-
Total Shareholders' Equity		13,345,582	12,694,686	12,362,288	11,566,615
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		54,765,559	57,229,960	38,606,526	40,120,525

Director

Director

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES (Unaudited but reviewed)

STATEMENTS OF INCOME

FOR THE THREE - MONTH PERIODS ENDED 30 SEPTEMBER 2009 AND 2008

(Unit : Thousand Baht)

	Notes	CONSOLIDATED F/S 2009	CONSOLIDATED F/S 2008	SEPARATE F/S 2009	SEPARATE F/S 2008
REVENUES	18 ,24				
Revenues from construction work		8,798,511	9,359,492	5,461,699	6,084,167
Revenues from sale and services		417,558	526,472	-	-
Total revenues		9,216,069	9,885,964	5,461,699	6,084,167
COSTS	18, 20				
Costs of construction work		8,127,720	10,125,864	5,272,571	6,114,448
Costs of sale and services		358,580	402,961	-	-
Allowance for loss on construction work		-	634,553	-	562,968
Total costs		8,486,300	11,163,378	5,272,571	6,677,416
Gross income (loss)		729,769	(1,277,414)	189,128	(593,249)
Dividend and shares of profit from the joint ventures		7,803	47,948	11,209	63,686
Interest income		54,686	31,810	47,079	33,920
Gain on exchange rate		99,632	3,183	11,815	14,877
Other income		91,344	138,455	198,285	94,905
Income (loss) before expenses		983,234	(1,056,018)	457,516	(385,861)
Selling expenses	20	(5,933)	(4,605)	-	-
Administrative expenses	20	(385,383)	(344,325)	(192,436)	(172,681)
Executive remunerations	20	(15,169)	(15,262)	(15,169)	(15,262)
Reversal of allowance (allowance) for doubtful accounts		(17,029)	(41,035)	3,235	(35,503)
Allowance for project loss on related parties		-	-	(35,510)	(1,173,292)
Allowance for impairment and contingent liabilities		(4,415)	(13,130)	(4,415)	(13,130)
Total expenses		(427,929)	(418,357)	(244,295)	(1,409,868)
Income (loss) from operations		555,305	(1,474,375)	213,221	(1,795,729)
Share of profit (loss) from investments accounted for by equity method		(33,009)	2,697	-	-
Income (loss) before financial expenses and income tax		522,296	(1,471,678)	213,221	(1,795,729)
Financial expenses		(489,279)	(491,914)	(304,124)	(331,960)
Income (loss) before income tax		33,017	(1,963,592)	(90,903)	(2,127,689)
Income tax		(35,057)	(9,712)	-	-
NET LOSS		(2,040)	(1,973,304)	(90,903)	(2,127,689)
Net loss attributable to:					
The Company's shareholders		(1,877)	(1,997,445)	(90,903)	(2,127,689)
Minority interests in subsidiaries		(163)	24,141	-	-
		(2,040)	(1,973,304)	(90,903)	(2,127,689)
BASIC EARNINGS PER SHARE					
Net loss (Baht per share)		(0.00)	(0.48)	(0.02)	(0.51)
Weighted average number of ordinary shares					
(Unit : Thousand shares)		4,193,678	4,193,678	4,193,678	4,193,678

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(Unaudited but reviewed)

STATEMENTS OF INCOME

FOR THE NINE - MONTH PERIODS ENDED 30 SEPTEMBER 2009 AND 2008

(Unit : Thousand Baht)

	Notes	CONSOLIDATED F/S 2009	CONSOLIDATED F/S 2008	SEPARATE F/S 2009	SEPARATE F/S 2008
REVENUES	18, 24				
Revenues from construction work		29,342,877	30,486,019	16,745,272	18,532,075
Revenues from sale and services		1,041,974	1,342,100	-	-
Total revenues		30,384,851	31,828,119	16,745,272	18,532,075
COSTS	18, 20				
Costs of construction work		27,711,914	30,393,947	16,029,891	17,657,073
Costs of sale and services		960,192	1,029,377	-	-
Allowance for loss on construction work		-	639,861	-	562,968
Total costs		28,672,106	32,063,185	16,029,891	18,220,041
Gross income (loss)		1,712,745	(235,066)	715,381	312,034
Dividend and shares of profit from the joint ventures		28,980	73,886	99,900	119,702
Interest income		180,575	90,142	166,797	87,503
Gain on exchange rate		241,986	-	74,798	-
Gain on convertible debentures buyback and cancellation	17	503,383	-	503,383	-
Other income		536,388	368,095	622,975	267,441
Income before expenses		3,204,057	297,057	2,183,234	786,680
Selling expenses	20	(19,398)	(10,951)	-	-
Administrative expenses	20	(1,343,725)	(1,286,967)	(615,134)	(653,487)
Executive remunerations	20	(45,508)	(44,577)	(45,508)	(44,577)
Loss on exchange rate		-	(53,213)	-	(35,401)
Reversal of allowance (allowance) for doubtful accounts		50,740	(47,322)	98,885	(47,012)
Allowance for project loss on related parties		-	-	(441,838)	(1,500,439)
Allowance for impairment and contingent liabilities		(21,509)	(14,540)	(21,509)	(14,540)
Total expenses		(1,379,400)	(1,457,570)	(1,025,104)	(2,295,456)
Income (loss) from operations		1,824,657	(1,160,513)	1,158,130	(1,508,776)
Share of profit (loss) from investments accounted for by equity method		(104,880)	5,662	-	-
Income (loss) before financial expenses and income tax		1,719,777	(1,154,851)	1,158,130	(1,508,776)
Financial expenses		(1,525,241)	(1,188,021)	(944,772)	(814,370)
Income (loss) before income tax		194,536	(2,342,872)	213,358	(2,323,146)
Income tax		(150,046)	(70,043)	-	-
NET INCOME (LOSS)		44,490	(2,412,915)	213,358	(2,323,146)
Net income (loss) attributable to:					
The Company's shareholders		54,260	(2,398,905)	213,358	(2,323,146)
Minority interests in subsidiaries		(9,770)	(14,010)	-	-
		44,490	(2,412,915)	213,358	(2,323,146)
BASIC EARNINGS PER SHARE					
Net income (loss) (Baht per share)		0.01	(0.57)	0.05	(0.55)
Weighted average number of ordinary shares					
(Unit : Thousand shares)		4,193,678	4,193,678	4,193,678	4,193,678

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(Unaudited but reviewed)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE - MONTH PERIODS ENDED 30 SEPTEMBER 2009 AND 2008

(Unit: Thousand Baht)

CONSOLIDATED	Equity attributable to the Company's shareholders									
						Retained earnings				
	Issued and paid-up share capital	Share premium	Unrealised gain (loss) on changes in value of investments	Translation adjustment for foreign currency financial statements	Surplus on dilution of investment in subsidiary company	Statutory reserve	Unappropriated	Equity attributable to the Company's shareholders	Minority interests	Total
Balance - as at 1 January 2008	4,193,678	5,515,363	75,363	52,841	149,586	427,373	5,363,026	15,777,230	1,050,141	16,827,371
Unrealised loss on changes in value of investments	-	-	(194,363)	-	-	-	-	(194,363)	-	(194,363)
Translation adjustment for foreign currency financial statements	-	-	-	(623,024)	-	-	-	(623,024)	(138,465)	(761,489)
Expenses recognized in shareholders' equity	-	-	(194,363)	(623,024)	-	-	-	(817,387)	(138,465)	(955,852)
Net loss for the period	-	-	-	-	-	-	(2,398,905)	(2,398,905)	-	(2,398,905)
Total expenses recognized in the period	-	-	(194,363)	(623,024)	-	-	(2,398,905)	(3,216,292)	(138,465)	(3,354,757)
Dividend payment	-	-	-	-	-	-	(293,188)	(293,188)	-	(293,188)
Dividend paid from subsidiary	-	-	-	-	-	-	-	-	(14,010)	(14,010)
Minority interests in subsidiaries decreased for the period	-	-	-	-	-	-	-	-	(17,656)	(17,656)
Balance - as at 30 September 2008	4,193,678	5,515,363	(119,000)	(570,183)	149,586	427,373	2,670,933	12,267,750	880,010	13,147,760
Balance - as at 1 January 2009	4,193,678	5,515,363	(263,782)	(609,057)	149,586	427,373	2,413,907	11,827,068	867,618	12,694,686
Unrealised gain on changes in value of investments	-	-	590,602	-	-	-	-	590,602	-	590,602
Translation adjustment for foreign currency financial statements	-	-	-	50,986	-	-	-	50,986	(27,987)	22,999
Income (expenses) recognized in shareholders' equity	-	-	590,602	50,986	-	-	-	641,588	(27,987)	613,601
Net income for the period	-	-	-	-	-	-	54,260	54,260	-	54,260
Total income (expenses) recognized in the period	-	-	590,602	50,986	-	-	54,260	695,848	(27,987)	667,861
Dividend paid from subsidiary	-	-	-	-	-	-	-	-	(9,770)	(9,770)
Minority interests in subsidiaries decreased for the period	-	-	-	-	-	-	-	-	(7,195)	(7,195)
Balance - as at 30 September 2009	4,193,678	5,515,363	326,820	(558,071)	149,586	427,373	2,468,167	12,522,916	822,666	13,345,582

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE NINE - MONTH PERIODS ENDED 30 SEPTEMBER 2009 AND 2008

(Unaudited but reviewed)

(Unit: Thousand Baht)

	Issued and paid-up share capital	Share premium	Unrealised gain (loss) on changes in value of investments	Translation adjustment for foreign currency financial statements	Retained earnings		Total
					Statutory reserve	Unappropriated	
SEPARATE F/S							
Balance - as at 1 January 2008	4,193,678	5,515,363	224,077	32,657	419,368	4,564,748	14,949,891
Unrealised loss on changes in value of investments	-	-	(217,521)	-	-	-	(217,521)
Translation adjustment for foreign currency financial statements	-	-	-	(248,902)	-	-	(248,902)
Expenses recognized in shareholders' equity	-	-	(217,521)	(248,902)	-	-	(466,423)
Net loss for the period	-	-	-	-	-	(2,323,146)	(2,323,146)
Dividend payment	-	-	-	-	-	(293,188)	(293,188)
Balance - as at 30 September 2008	4,193,678	5,515,363	6,556	(216,245)	419,368	1,948,414	11,867,134
Balance - as at 1 January 2009	4,193,678	5,515,363	(130,918)	(252,381)	419,368	1,821,505	11,566,615
Unrealised gain on changes in value of investments	-	-	579,908	-	-	-	579,908
Translation adjustment for foreign currency financial statements	-	-	-	2,407	-	-	2,407
Income recognized in shareholders' equity	-	-	579,908	2,407	-	-	582,315
Net income for the period	-	-	-	-	-	213,358	213,358
Balance - as at 30 September 2009	4,193,678	5,515,363	448,990	(249,974)	419,368	2,034,863	12,362,288

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(Unaudited but reviewed)

STATEMENTS OF CASH FLOWS

FOR THE NINE - MONTH PERIODS ENDED 30 SEPTEMBER 2009 AND 2008

(Unit : Thousand Baht)

	CONSOLIDATED F/S		SEPARATE F/S	
	2009	2008	2009	2008
Cash flows from operating activities				
Income (loss) before taxation	194,536	(2,342,872)	213,358	(2,323,146)
Adjustments to reconcile income (loss) before taxation to net cash provided:-				
Depreciation and amortisation	1,849,693	1,581,728	1,035,246	988,877
Unrealised loss (gain) on exchange rate	(69,098)	73,065	(56,715)	52,273
Gain on convertible debentures repurchasing and cancellation	(503,383)	-	(503,383)	-
Dividend and shares of profit from the joint ventures	(28,983)	(73,886)	(99,903)	(119,702)
Allowance (reversal of allowance) for doubtful accounts	(50,740)	47,322	(98,885)	47,012
Share of loss (profit) from investments accounted for by equity method	104,880	(5,662)	-	-
Allowance for loss on construction project	-	639,861	-	562,968
Allowance for project loss on related parties	-	-	441,838	1,500,439
Allowance for impairment and contingent liabilities	21,509	14,540	21,509	14,540
Financial expenses	1,525,241	1,188,021	944,772	814,370
Net income from operating activities before changes in operating assets and liabilities	3,043,655	1,122,117	1,897,837	1,537,631
Decrease (increase) in operating assets:-				
Trade accounts receivable - unrelated parties	645,031	(832,075)	488,549	(84,971)
Trade accounts receivable - related parties	(198,196)	(152,378)	(401,876)	(535,992)
Loans and advances to subsidiaries and related parties	(101,685)	(106,657)	(1,077,474)	(452,423)
Earned revenues not yet billed	472,462	786,095	(96,343)	(281,815)
Retentions receivable	474,731	18,464	312,672	86,678
Inventories and work in progress	958,322	(1,037,397)	385,114	(419,037)
Refundable value added tax	(89,460)	(53,344)	(8,892)	3,884
Advances for purchases of machine, materials and land awaiting development	(35,274)	(696,001)	(7,761)	(92,535)
Receivables from sale of land	-	6,044	-	-
Advances to subcontractors	(48,678)	81,411	7,145	12,711
Deferred charges	(131)	(711)	-	-
Other current assets	(108,735)	108,906	(48,868)	64,913
Increase (decrease) in operating liabilities:				
Trade accounts payable - unrelated parties	(1,393,831)	1,120,662	(939,110)	1,108,410
Receipts in excess of contract work in progress	(91,591)	(682,053)	(91,591)	(682,053)
Trade accounts payable - related parties	116,697	(106,306)	(87,721)	(64,293)
Advances from customers under construction contracts	(1,352,904)	(76,779)	(135,536)	(779,296)
Value added tax payable	(11,548)	-	43,983	7,265
Accrued expenses	192,801	(351,576)	(73,255)	(22,418)
Reserve for project expenses	(4,900)	(15,461)	(4,900)	(15,461)
Allowance for liabilities of special purpose vehicle	(323,505)	(367,861)	(323,505)	(367,861)
Advance received for land purchase	(1,410)	(151,172)	-	-
Retentions payable	(75,474)	4,681	(53,624)	(1,980)
Other current liabilities	396,238	68,904	(95,542)	(53,204)
Other liabilities	(13,813)	(230,166)	(13,813)	(315,216)
Cash received (paid) from operations	2,448,802	(1,542,653)	(324,511)	(1,347,063)
Income tax refund	15,696	488,427	-	432,593
Income tax and withholding tax payments	(733,441)	(640,258)	(309,132)	(322,439)
Net cash provided from (used in) operating activities	1,731,057	(1,694,484)	(633,643)	(1,236,909)

The accompanying notes form an integral part of the interim financial statements.

STATEMENTS OF CASH FLOWS (Continued)

FOR THE NINE - MONTH PERIODS ENDED 30 SEPTEMBER 2009 AND 2008

(Unit : Thousand Baht)

	CONSOLIDATED F/S		SEPARATE F/S	
	2009	2008	2009	2008
Cash flows from investing activities				
Decrease in restricted deposits with banks	109,305	450,649	145,605	93,790
Decrease (increase) in loans and advances to unrealted parties	(184)	(179,965)	-	67,104
Proceed from disposal of fixed assets	193,426	-	62,499	-
Purchases of fixed assets	(983,147)	(1,882,156)	(309,807)	(986,334)
Increase in investments in subsidiaries, associated companies and joint ventures	(52,770)	(19,050)	(85,240)	(76,809)
Cash received from dividend and shares of profit from the joint ventures	28,980	78,889	99,900	119,702
Increase in other long-term investments	(464,794)	(275,926)	(464,794)	(306,892)
Decrease (increase) in other assets	(47,410)	(16,620)	21,802	(67,069)
Net cash used in investing activities	(1,216,594)	(1,844,179)	(530,035)	(1,156,508)
Cash flows from financing activities				
Interest payment	(1,325,416)	(1,074,726)	(803,805)	(678,881)
Increase (decrease) in bank overdrafts and short-term loans from financial institutions	584,366	1,530,684	339,795	(366,169)
Increase (decrease) in loans and advances from related parties	(86,678)	(307,378)	62,046	1,927
Increase (decrease) in long-term loans	(4,257,881)	123,712	(3,629,382)	139,321
Decrease in hire - purchases payable	(755,126)	(70,845)	(246,827)	(248,366)
Increase (decrease) in liabilities under trust receipts	(17,437)	9,970	(55,008)	(1,725)
Decrease in loans from directors	(14,283)	(9,733)	-	-
Proceed from issuance of debentures	4,922,516	1,990,184	4,922,516	1,990,184
Payment for debentures redemption	(706,700)	(1,057,100)	(706,700)	(1,057,100)
Proceed from issuance of convertible debentures	-	4,797,616	-	4,797,616
Payment for convertible debentures repurchasing and cancellation	(726,862)	-	(726,862)	-
Dividend payment	-	(293,188)	-	(293,188)
Dividend of subsidiary company to minority interests	(7,195)	(17,656)	-	-
Net cash provided from (used in) financing activities	(2,390,696)	5,621,540	(844,227)	4,283,619
Translation adjustment for foreign currency financial statements	84,288	(764,549)	23,232	(248,902)
Net increase (decrease) in cash and cash equivalents	(1,791,945)	1,318,328	(1,984,673)	1,641,300
Cash and cash equivalents at beginning of period	4,007,509	2,564,162	2,585,064	1,104,360
Cash and cash equivalents at end of period (Note 2)	2,215,564	3,882,490	600,391	2,745,660
Supplemental cash flows information				
Non cash transactions:-				
Unrealised gain (loss) on changes in value of investments	590,602	(194,363)	579,908	(217,521)
Transferred land held for sale and development to inventories and work in progress	(67,182)	(272,686)	-	-
Transferred loan to related parties to investments in subsidiary companies	-	-	-	(44,000)
Transferred short-term loan from financial institutions to long-term loans	-	(293,960)	-	-
Purchase of fixed assets under hire - purchase agreements	1,000,094	146,035	-	-

The accompanying notes form an integral part of the interim financial statements.

1. GENERAL INFORMATION

1.1 Corporate information

Italian - Thai Development Public Company Limited ("the Company") is incorporated and domiciled in Thailand. The Company is principally engaged in the construction business. The Company has 3 overseas branches and 2 project offices. Its registered office address is 2034/132-161, New Petchburi Road, Kwaeng Bangkapi, Khet Huaykwang, Bangkok.

1.2 Effects from the Economic Crisis

The world economic downturn since the latest of financial reporting has affected all business enterprises and the Company. The Company currently prepares these financial statements on the information currently known, and the estimates and assumptions currently considered appropriate by management. These financial statements therefore, could be adversely affected by uncertainties of future events.

The Company's objective and policies for managing capital, credit risk and liquidity risk is disclosed in its financial statements for the year ended 31 December 2008. As at 30 September 2009, the Company has sufficient capital and liquidity to run its operations.

1.3 Basis for the preparation of interim financial statements

These interim financial statements are prepared in accordance with Accounting Standards Pronouncement No. 34 (amended 2007) "Interim financial reporting" whereby the Company chooses to present its interim financial statements in the condensed form. However, additional line items are presented in the balance sheets and the statements of income, changes in shareholders' equity, and cash flows in the same manner as the annual financial statements.

The interim financial statements are intended to provide information in addition to those included in the latest annual financial statements. Accordingly, they focus on new activities, events and circumstances to avoid repetition of information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements for the year ended 31 December 2008.

The interim financial statements are officially prepared in Thai language. The translation of the interim financial statements to other language must be in compliance with the official financial report in Thai.

The Federation of Accounting Professions has issued Notification No. 12/2552, regarding the renumbering of Thai Accounting Standards to match the corresponding International Accounting Standards. Therefore, the number of Thai Accounting Standards as used in these financial statements are corresponding to those per such notification.

1.4 Basis of consolidation

The interim consolidated financial statements are prepared with the same bases as applied for the consolidated financial statements for the year ended 31 December 2008, with no changes in the shareholding structure of the subsidiaries and joint ventures during the current period, except for the following matter:

- On 1 March 2009, the Company, Nawarat Patanakarn Plc., Aheadall Co., Ltd. and Quest Energy L.L.C. entered into a Joint Venture agreement under the name of "QINA Contracting (L.L.C.)" to be engaged in the construction business in UAE. The Company's portion in the Joint Venture is 24%.

- On 31 August 2009, the Company paid for share capital increase in Italthai Trevi Co., Ltd. of Baht 25.00 million. This increases the percentage of shareholding in such subsidiary from 80.45% to 86.56%.

- On 30 September 2009, the Company invested in a new subsidiary company, ITD-MADAGASCAR S.A., to do a mining business, with registered share capital of MGA 20.00 million.

The consolidated financial statements for the nine-month period ended 30 September 2009 include the financial statements of associated companies for which investments are accounted for by the Company by the equity method with assets comprising 0.51% of consolidated assets and the share of loss of such associated companies accounted for by equity method represent Baht 33.01 million and Baht 104.88 million in the statements of income for the three-month and nine-month periods ended 30 September 2009, respectively. Those financial statements are based on financial information complied by the management of such associated companies which have not been reviewed by auditors because the associated companies are not under the control of the Company's management. However, the investments in such companies are not significant to the consolidated financial statements. Nevertheless, the financial statements of those associated companies as at 31 December 2008 and for the year then ended have already been audited by auditors without significant adjustments.

The consolidated financial statements as at 30 September 2009 and 31 December 2008 and for the nine-month periods ended 30 September 2009 included the proportion of the assets, liabilities, revenues and expenses of the Joint Ventures as follows : -

(Unit : Thousand Baht)

	Consolidated F/S	
	30 September 2009	31 December 2008
Current assets	7,309,290	7,792,376
Non-current assets	940,198	971,926
Current liabilities	7,313,583	7,150,474
Non-current liabilities	273,295	40,731

	(Unit : Thousand Baht)	
	For the nine-month periods ended 30 September	
	2009	2008
Revenues	7,370,139	5,959,491
Expenses	7,500,431	7,130,458

1.5 Summary of significant accounting policies

The interim financial statements are prepared with the same accounting policies and methods of computation as were used for the financial statements for the year ended 31 December 2008. During the years 2008 and 2009, the Federation of Accounting Professions has announced the new and amendments to few accounting standards, financial reporting standards and accounting treatment guideline, which are effective for the accounting periods beginning on or after 1 January 2009, 1 January 2011 and 1 January 2012. The management has assessed the effects of those amended accounting standards, financial reporting standards and accounting treatment guideline and believes that they do not have any significant impact on the financial statements for the period in which they are initially applied.

2. CASH AND CASH EQUIVALENTS

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
Cash and deposits with banks	2,242,450	2,397,482	626,167	975,020
Government bonds and bills of exchange	-	1,649,734	-	1,649,734
Total	2,242,450	4,047,216	626,167	2,624,754
Less : Deposits with maturity of				
More than 3 months	(26,886)	(39,707)	(25,776)	(39,690)
Cash and cash equivalents - net	2,215,564	4,007,509	600,391	2,585,064

As at 31 December 2008, the Company has temporary investments in government bonds and bills of exchange of approximately Baht 1,649.73 million for a period of 15 days. These bear interest at the rates 2.10 - 2.18 percent per annum.

3. RESTRICTED DEPOSITS WITH BANKS

As at 30 September 2009, saving and fixed deposits of the Company and its subsidiaries totaling approximately Baht 72.97 million (31 December 2008 : Baht 43.67 million) have been pledged with banks as collaterals for loans obtained by the Company to finance specific projects, and saving deposits of approximately Baht 243.47 million (31 December 2008 : Baht 365.92 million) have been pledged with the bank as collaterals for standby letters of credit. Fixed deposits amounting to Baht 94.37 million (31 December 2008 : Baht 97.70 million) have been pledged as required in the normal course of business of Company, subsidiaries, joint ventures and the overseas branches. These restricted deposits with banks are mostly turned over within one year.

4. TRADE ACCOUNTS RECEIVABLE – UNRELATED PARTIES

The aging of outstanding trade accounts receivable balances as at 30 September 2009 and 31 December 2008 are as follows :-

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
Outstanding Ages	30 September 2009	31 December 2008	30 September 2009	31 December 2008
Less than 3 months	5,006,989	6,011,096	2,724,558	3,168,890
3 – 6 months	751,664	952,273	137,073	201,971
6 – 12 months	558,413	357,759	198,435	10,966
More than 12 months	2,118,903	1,706,492	568,180	641,964
Total	8,435,969	9,027,620	3,628,246	4,023,791
Less : Allowance for doubtful accounts	(532,063)	(542,901)	(471,001)	(486,946)
Net	7,903,906	8,484,719	3,157,245	3,536,845

The Company has set up a full allowance for doubtful accounts for the major private accounts receivable that have been overdued for more than 12 months and at 50 percent for those accounts overdued for more than 6 months.

Trade accounts receivable as at 30 September 2009 and 31 December 2008 include variation order claims of Baht 352.13 million and Baht 302.61 million, respectively, for which income had been recognized in the earlier years, which has been disputed by the customer. Of these claims, the arbitrator had issued a verdict in favour of the subsidiary company of Baht 324.06 million and Baht 117.22 million, respectively. However, the total amount has still been disputed by the customer. Trade accounts receivable of such subsidiary company and joint venture as at 30 September 2009 and 31 December 2008 also include Baht 306.35 million and Baht 244.87 million, respectively, billed for interim work for work done which have not been certified by customers beyond normal periods of certification. Considering the nature of the subsidiary company and joint venture's businesses, management is unable to determine the age of such bills. Currently, the subsidiary company and joint venture are rectifying the situation to make the collection.

Trade accounts receivable and unbilled receivable of a subsidiary company as at 30 September 2009 of Baht 654.83 million, billed for interim work done since the year 2008, has not been certificated by Government Enterprise beyond normal period of certification with the excusation that the subsidiary company used materials differently from those specified in the agreement. The subsidiary company has recently filed the claim for partial payment to the Administrative Court of Baht 311.36 million plus damages from the business interruption of Baht 59.96 million. The Company's management believes that such receivable can be collected in full and therefore, has not set up any allowance for doubtful accounts.

5. TRADE ACCOUNTS RECEIVABLE – RELATED PARTIES

The outstanding balances as at 30 September 2009 and 31 December 2008 are as follows :-

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
Subsidiaries and Joint Ventures				
(eliminated from consolidated financial statements)				
ITO Joint Venture	-	-	164,791	219,808
IOT Joint Venture	-	-	66,769	67,892
Asian Steel Products Co., Ltd	-	-	893	559
Thai Pride Cement Co., Ltd.	-	-	29,650	6,799
ITD – NCC Joint Venture (NT-2)	-	-	1,223,134	1,084,489
ITD – ETF Joint Venture	-	-	260	4,972
ITD – NCC Joint Venture	-	-	-	36
PT. Thailindo Bara Pratama	-	-	423,627	368,407
Italian – Thai International Co., Ltd.	-	-	31,534	31,534
IN Joint Venture	-	-	9,275	28,713
Italthai Marine Co., Ltd.	-	-	21,073	7,507
Bhaka Bhumi Development Co., Ltd.	-	-	63,311	45,435
IDS Joint Venture	-	-	-	3,039
Siam Concrete and Brick Products Co., Ltd.	-	-	8,867	7,105
ITD-Nawarat (L.L.C)	-	-	54,901	44,026
Aquathai Co., Ltd.	-	-	523	2,141
Nha Pralan Crushing Plant Co., Ltd.	-	-	18,446	14,877
Italthai Trevi Co., Ltd.	-	-	4,482	12,616
Italian-Thai Land Co., Ltd.	-	-	8,205	8,205
Italian-Thai Power Co., Ltd.	-	-	35,431	24,809
Saraburi Construction Technology Co., Ltd.	-	-	3,884	2,853
ITD-ITDCEM JV	-	-	81,561	37,085
ITD-SQ Joint Venture	-	-	3,960	6,008

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
Sarithorn Co., Ltd	-	-	30,698	15,065
Thaimaruken Co., Ltd.	-	-	12,600	-
ITD Cementation India Limited	-	-	8,352	-
Total	-	-	2,306,227	2,043,980
Less : Allowance for doubtful accounts	-	-	(1,317,774)	(1,023,056)
Net	-	-	988,453	1,020,924
Associated companies				
MCRP Construction Corporation, Philippines	687,707	687,707	635,836	635,836
Sino Lao Aluminum Corporation Limited	27,899	16,839	27,899	16,839
Bangkok Steel Wire Co., Ltd.	1,480	395	1,480	395
Thai Contractors Assets Co., Ltd.	41,840	2,232	38,206	1,595
ATO-Asia Turnouts Co., Ltd.	18,045	16,522	18,045	15,561
Total	776,971	723,695	721,466	670,226
Less : Allowance for doubtful accounts	(687,707)	(687,707)	(635,836)	(635,836)
Net	89,264	35,988	85,630	34,390
Related parties				
Nam Thuen 2 Power Co., Ltd.	110,932	167,962	-	-
Italthai Engineering Co., Ltd.	28,505	78,375	28,469	78,340
Siam Steel Syndicate Plc.	16,906	2,207	15,171	2,166
Italthai Industrial Co., Ltd.	460	15,117	460	13,829
Ao Siam Marine Co., Ltd.	129,359	125,681	129,359	125,681
Amari Co., Ltd.	-	370	-	370
Nawarat Patanakarn Plc.	44,912	806	14,406	806
Nishimatsu Construction Co., Ltd.	894	131	-	-
Ao Po Grand Marina Co., Ltd.	66,589	31,732	66,589	31,732
Baan Rimnam Chaopraya Co., Ltd.	460	460	460	460
Asia Pacific Potash Corporation Limited	22,340	22,487	22,340	22,487
Toyo-Thai Corporation Ltd.	51,861	87,609	51,861	87,609
Thai Rent All Co., Ltd.	389	736	24	336
Suvarnnabhumi Entertainment Co., Ltd.	57,802	57,802	57,802	57,802
Saraburi Coal Co., Ltd.	32,196	123	96	123
Amari Estate Co., Ltd.	20,647	9,369	20,144	5,895
NWR – SBCC Joint Venture	102,962	-	102,961	-
Others	15,868	10,138	15,097	10,132
Total	703,082	611,105	525,239	437,768
Less : Allowance for doubtful accounts	(4,745)	(101,650)	(4,745)	(101,650)
Net	698,337	509,455	520,494	336,118

	Consolidated F/S		Separate F/S	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
Outstanding balances and portion of other participants of joint ventures				
ITO Joint Venture	98,875	131,885	-	-
IOT Joint Venture	40,061	40,735	-	-
ITD – NCC Joint Venture	-	18	-	-
ITD – NCC Joint Venture (NT-2)	489,254	374,501	-	-
IN Joint Venture	4,545	14,069	-	-
ITD – ETF Joint Venture	92	1,740	-	-
ITD-Nawarat (L.L.C)	-	17,611	-	-
Others	5,800	3,004	-	-
Total	638,627	583,563	-	-
Trade accounts receivable - related parties - Net	1,426,228	1,129,006	1,594,577	1,391,432

(Unit : Thousand Baht)

The aging of outstanding balances of trade accounts receivable - related parties as at 30 September 2009 and 31 December 2008 are as follows :

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
Outstanding Ages	30 September 2009	31 December 2008	30 September 2009	31 December 2008
Less than 3 months	468,626	522,951	576,378	607,427
3 – 6 months	54,294	132,654	66,885	134,134
6 – 12 months	149,481	236,889	149,448	322,255
More than 12 months	1,446,279	1,025,869	2,760,221	2,088,158
Total	2,118,680	1,918,363	3,552,932	3,151,974
Less : Allowance for doubtful accounts	(692,452)	(789,357)	(1,958,355)	(1,760,542)
Net	1,426,228	1,129,006	1,594,577	1,391,432

During the period, the Company has made a provision for loss on non collection of trade receivable from related parties in the separate financial statements totaling Baht 297.76 million, since those related parties have significant loss from their operations and may not be able to repay their debts.

During the period, the Company obtained a confirmation from a related company to settle its debt to the Company immediately when it can sell its asset. The Company has re-assessed that company and noted that it has enough assets to pay for its debts and does not have significant obligation with other creditors. The Company, therefore, reversed allowance for doubtful accounts of Baht 96.91 million in the statement of income since the quarter ended 31 March 2009.

6. SHORT - TERM LOANS AND ADVANCES TO SUBSIDIARIES AND RELATED PARTIES

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
Subsidiaries and Joint Ventures				
(eliminated from consolidated financial statements)				
ITD - EGC Joint Venture	-	-	1,027,754	1,070,494
Bhaka Bhumi Development Co., Ltd.	-	-	372,461	368,330
Siam Concrete and Brick Products Co., Ltd.	-	-	34,569	34,569
Italthai Trevi Co., Ltd.	-	-	6,000	-
PT. Thailindo Bara Pratama	-	-	767,553	97,406
ITD Cementation India Limited	-	-	16,750	17,342
ITD Cemindia Joint Venture	-	-	-	126,377
ITD-Nawarat (L.L.C)	-	-	273,074	234,435
ITD – ITDCEM JV	-	-	5,162	5,267
Others	-	-	24	884
Total	-	-	2,503,347	1,955,104
Less : Allowance for doubtful accounts	-	-	(554,116)	(515,477)
Net	-	-	1,949,231	1,439,627
Associated companies				
Italian-Thai Gypsum Co., Ltd.	4,600	4,600	4,600	4,600
Sino Lao Aluminum Corporation Limited	-	1,248	-	1,248
Total	4,600	5,848	4,600	5,848
Less : Allowance for doubtful accounts	(4,600)	(4,600)	(4,600)	(4,600)
Net	-	1,248	-	1,248

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
Related companies				
Obayashi Corporation	1,308	1,308	-	-
Sahakol Equipment Co., Ltd.	38,900	-	-	-
Italthai Industrial Co., Ltd.	43	-	-	-
Total	40,251	1,308	-	-
Outstanding balances and portion of other participants of joint ventures				
ITD – Nawarat (L.L.C)	-	93,774	-	-
ITD – NCC Joint Venture	-	398	-	-
Total	-	94,172	-	-
Short - term loans and advances to related parties - net	40,251	96,728	1,949,231	1,440,875

Significant movements in the short-term loans and advances to subsidiaries and related parties for the nine-month period ended 30 September 2009 are as follows :

(Unit : Thousand Baht)

	1 January 2009	During the period		30 September 2009
		Increase	Decrease	
Subsidiaries and Joint Ventures				
ITD - EGC Joint Venture	1,070,494	-	(42,740)	1,027,754
Bhaka Bhumi Development Co., Ltd.	368,330	34,867	(30,736)	372,461
Siam Concrete and Brick Products Co., Ltd.	34,569	-	-	34,569
Italthai Trevi Co., Ltd.	-	6,000	-	6,000
PT. Thailindo Bara Pratama	97,406	670,147	-	767,553
ITD Cementation India Limited	17,342	-	(592)	16,750
ITD Cemindia Joint Venture	126,377	-	(126,377)	-
ITD-NAWARAT (L.L.C)	234,435	38,639	-	273,074
ITD – ITDCEM JV	5,267	-	(105)	5,162
Other	884	24	(884)	24
Total	1,955,104	749,677	(201,434)	2,503,347

(Unit : Thousand Baht)

	1 January 2009	During the period Increase	Decrease	30 September 2009
Associated companies				
Italian-Thai Gypsum Co., Ltd.	4,600	-	-	4,600
Sino Lao Aluminum Corporation Limited	1,248	-	(1,248)	-
Total	5,848	-	(1,248)	4,600
Total	1,960,952	749,677	(202,682)	2,507,947

7. INVESTMENTS IN RELATED PARTIES

7.1 Investments in subsidiaries, associated companies, and joint ventures

Investments in subsidiaries and joint ventures

The movement in investments in subsidiaries and joint ventures for the nine-month period ended 30 September 2009 as follows :-

(Unit : Thousand Baht)

	Separate F/S
Balance as at 1 January 2009	7,680,506
Add : Additional investments	32,475
Less : Allowance for impairment	(5)
Balance as at 30 September 2009	7,712,976

Investments in subsidiaries and joint ventures as at 30 September 2009 and 31 December 2008 comprise investments in the following:-

(Unit : Thousand Baht)

	Nature of business	Paid-up Capital	Percentage of shareholding 30 Sep 2009	Percentage of shareholding 31 Dec 2008	Separate F/S Cost 30 Sep 2009	Separate F/S Cost 31 Dec 2008
			Percent	Percent		
Investments in subsidiaries						
Italian-Thai International Co., Ltd.	Holding company	400,000	99.99	99.99	400,000	400,000
Less : Allowance for impairment					(400,000)	(400,000)
Net					-	-
Bhaka Bhumi Development Co., Ltd.	Construction and real estate	5,075	99.99	99.99	5,075	5,075
Thai Pride Cement Co., Ltd.	Manufacture and distribution of cement	1,300,000	99.99	99.99	1,585,000	1,585,000
Sin Rae Muang Thai Co., Ltd.	Mining business	3,500,000	99.99	99.99	3,499,999	3,499,999
Nha Pralan Crushing Plant Co., Ltd.	Rock quarrying, processing and distribution	1,000	99.91	99.91	999	999
Less : Allowance for impairment					(999)	(999)
Net					-	-
Siam Concrete and Brick Products Co., Ltd.	Manufacture and distribution of concrete products and real estate	84,000	99.70	99.70	82,296	82,296
Italthai Marine Ltd.	Production and sale of vessels and equipment	460,000	86.96	86.96	80,000	80,000
Italthai Trevi Co., Ltd.	Foundation and piling work services	80,000	86.56	80.45	80,689	55,689
Asian Steel Product Co., Ltd.	Manufacture and distribution of steel pipes for civil construction	20,000	69.90	69.90	7,004	7,004
Thai Maruken Co., Ltd.	Lease and sale of sheet piles and beams	20,000	50.96	50.96	10,196	10,196
Italian-Thai Land Co., Ltd.	Not yet operational	10,000	99.99	99.99	50	50
Less : Allowance for impairment					(50)	(50)
Net					-	-
Palang Thai Kaowna Co., Ltd.	Not yet operational	1,000	99.94	99.94	650	650
Less : Allowance for impairment					(650)	(650)
Net					-	-
Khunka Palang Thai Co., Ltd.	Not yet operational	1,000	66.86	61.48	271	265
Less : Allowance for impairment					(271)	(265)
Net					-	-
Palit Palang Ngan Co., Ltd.	Not yet operational	1,000	74.93	74.93	50	50
Less : Allowance for impairment					(50)	(50)
Net					-	-
Italian Thai Power Co., Ltd.	Production and distribution of electricity	100,000	99.99	99.99	100,000	100,000
Saraburi Construction Technology Co., Ltd.	Manufacture, distribution and installation of concrete sheet	250	99.93	99.93	250	250
Asia Logistics Development Co., Ltd.	Not yet operational	1,000	99.93	99.93	999	999
Asia Industrial and Port Corporation Co., Ltd.	Not yet operational	1,000	99.93	99.93	999	999

(Unit : Thousand Baht)

	Nature of business	Paid-up Capital	Percentage of shareholding 30 Sep 2009	31 Dec 2008	Separate F/S Cost 30 Sep 2009	31 Dec 2008
			Percent	Percent		
Overseas companies						
Myanmar ITD Co., Ltd.	Service agent for Myanmar companies	1,483 Thousand Baht	99.99	99.99	1,483	1,483
Less : Allowance for impairment					(1,483)	(1,483)
Net					-	-
PT. Thailindo Bara Pratama	Coal digestion services	25,250 Million IDR	99.99	99.99	108,071	108,071
ITD Cementation India Ltd.	Construction services in India	115 Million INR	69.57	69.57	2,143,951	2,143,951
ITD–MADAGASCAR S.A.	Mining business	20 Million MGA	99.70	-	354	-
Total Investments in subsidiaries - net					7,704,883	7,679,529
Investment in joint ventures						
ITD-Nawarat (L.L.C)	Construction services in United Arab Emirates	300,000 UAE	60.00	60.00	977	977
QINA Contracting (L.L.C)	Construction services in United Arab Emirates	3 Million UAE	24.00	-	7,116	-
Total Investments in joint ventures					8,093	977
Total Investments in subsidiaries and joint ventures					7,712,976	7,680,506

Investments in associated companies

The movements in investments in associated companies for the nine-month period ended 30 September 2009 as follows :-

(Unit : Thousand Baht)

	Consolidated F/S	Separate F/S
Balance as at 1 January 2009	370,599	332,138
Add : Additional investments	52,770	52,770
Less : Share of loss from associated companies	(104,880)	-
Less : Translation adjustment	(11,337)	-
Balance as at 30 September 2009	307,152	384,908

Investments in associated companies as at 30 September 2009 and 31 December 2008 comprise investments in the following :-

(Unit : Thousand Baht)

			Percentage of shareholding		Consolidated F/S Equity		Separate F/S Cost	
	Nature of business	Paid-up Capital	30 Sep 2009	31 Dec 2008	30 Sep 2009	31 Dec 2008	30 Sep 2009	31 Dec 2008
			Percent	Percent				
Investments in associated companies								
Italian-Thai Gypsum Co., Ltd.	Construction in Saudi Arabia	10,500	50.00	50.00	5,250	5,250	5,250	5,250
Less : Allowance for impairment					(5,250)	(5,250)	(5,250)	(5,250)
Net					-	-	-	-
ATO-Asia Turnouts Co., Ltd.	Production and distribution of turnouts for railway projects	5,000	49.00	49.00	23,146	16,955	2,450	2,450
Siam Pacific Holding Co., Ltd.	Holding company	58,625	46.69	46.69	27,453	27,453	27,373	27,373
Bangkok Steel Wire Co., Ltd.	Production and distribution of P.C. wire	313,000	19.98	19.98	-	97,847	71,603	71,603
Praram 9 Square Co., Ltd.	Shopping center development	750,000	20.00	20.00	200,000	200,000	200,000	200,000
Less : Allowance for impairment					(200,000)	(200,000)	(200,000)	(200,000)
Net					-	-	-	-
Thai Contractors Assets Co., Ltd	Real estate development	500,000	15.00	15.00	68,836	53,896	75,000	56,250
Overseas companies								
Asia Steel Corporation	Manufacture, import and export of steel in Philippines	20,000	30.00	30.00	7,800	7,800	7,800	7,800
Less: Allowance for impairment					(7,800)	(7,800)	(7,800)	(7,800)
Net					-	-	-	-
Anamarine Construction SND. BHD.	Construction contractor in Malaysia	65,000 RM	25.00	25.00	198	198	198	198
Less : Allowance for impairment					(198)	(198)	(198)	(198)
Net					-	-	-	-
MCRP Construction Corporation, Philippines	Construction contractor in Philippines	25 Million Peso	24.00	24.00	12,000	12,000	12,000	12,000
Less : Allowance for impairment					(12,000)	(12,000)	(12,000)	(12,000)
Net					-	-	-	-
MCRP Holding Corporation, Philippines	Holding company in Philippines	5 Million Peso	24.00	24.00	3,000	3,000	3,000	3,000
Less : Allowance for impairment					(3,000)	(3,000)	(3,000)	(3,000)
Net					-	-	-	-
Sino Lao Aluminum Corporation Limited	Bauxite mine business in Lao	12 Million USD	34.00	33.00	184,892	171,623	208,482	174,462
Total Investments in associated companies – net					304,327	367,774	384,908	332,138
Total Investments in subsidiary, associated companies, and joint ventures – net					304,327	367,774	8,097,884	8,012,644

(Unit : Thousand Baht)

	Nature of business	Paid-up Capital	Percentage of shareholding 30 Sep 2009	31 Dec 2008	Consolidated F/S Equity 30 Sep 2009	31 Dec 2008	Separate F/S Cost 30 Sep 2009	31 Dec 2008
			Percent	Percent				
Investments in associated companies, held by Subsidiaries								
Natureway Resources Co., Ltd.	Holding company	40 Million USD	30.00	30.00	296,700	296,700		
Less : Allowance for impairment					(296,700)	(296,700)		
Net					-	-		
Siam Pacific Holding Co., Ltd.	Holding company	58,625	4.30	4.30	2,525	2,525		
Allied Enterprise Co., Ltd.	Holding company	1,000	30.00	30.00	300	300		
Total					2,825	2,825		
Total Investments – net					307,152	370,599		

The Company and its subsidiaries' equity interest in the above associated companies are generally determined based on the financial statements compiled by the management of those companies which have not been reviewed by their auditors. However, the Company's management believes that there are no significant adjustments to be made to the consolidated financial statements.

The Company regularly assesses the values of investments in each subsidiary/associated company and joint venture. The allowance for impairment is promptly taken up when there is a reliable indication that the decline in value is quite certain.

7.2 Other long - term investments

The movements of other long – term investments for the nine-month period ended 30 September 2009 as follows:-

(Unit : Thousand Baht)

	Consolidated F/S	Separate F/S
Balance as at 1 January 2009	1,576,335	1,563,159
Add : Additional investments	464,797	464,797
Add : Unrealized gain from changes in value of investments	581,566	579,908
Balance as at 30 September 2009	2,622,698	2,607,864

During the period, the Company paid addition share capital in Nam Theun 2 Power Co., Ltd. for USD 13.40 million which is equivalent to Baht 464.80 million.

Other long – term investments as at 30 September 2009 and 31 December 2008 comprise investments in the following:-

(Unit : Thousand Baht)

	Nature of business	Percentage of shareholding 30 Sep 2009 Percent	Percentage of shareholding 31 Dec 2008 Percent	Consolidated F/S Cost 30 Sep 2009	Consolidated F/S Cost 31 Dec 2008	Separate F/S Cost 30 Sep 2009	Separate F/S Cost 31 Dec 2008
Investments in other companies							
a) Non-listed companies							
Toyo-Thai Corporation Ltd.	Construction contractor	-	16.25	-	52,000	-	52,000
Nam Theun 2 Power Co., Ltd.	Hydroelectric power plant	15.00	15.00	1,439,910	975,117	1,439,910	975,117
M-Home SPV 3 Co., Ltd.	Real estate development	11.54	11.54	12	12	12	12
Less : Allowance for impairment				(12)	(12)	(12)	(12)
Net				-	-	-	-
Siam Steel Syndicate Plc.	Manufacture and distribution for construction	5.45	5.45	55,885	55,885	55,885	55,885
Siam Fiber Optics Co., Ltd.	Manufacture and distribution of optic fibers	10.00	10.00	24,000	24,000	24,000	24,000
Medical Device Manufacturer (Thailand) Limited	Manufacture and distribution of medical products	6.95	6.95	50,069	50,069	50,069	50,069
Less : Allowance for impairment				(50,069)	(50,069)	(50,069)	(50,069)
Net				-	-	-	-
Bell Development Co., Ltd.	Real estate development	3.51	3.51	47,313	47,313	47,313	47,313
Less : Allowance for impairment				(47,313)	(47,313)	(47,313)	(47,313)
Net				-	-	-	-
The Bangkok Club Co., Ltd.	Entertainment services	0.44	0.44	3,000	3,000	3,000	3,000
Less : Allowance for impairment				(1,985)	(1,985)	(1,985)	(1,985)
Net				1,015	1,015	1,015	1,015
Imperial Technology Management Service Plc.	Initiation and establishment of Asian University of Science and Technology	19.83	19.83	175,000	175,000	175,000	175,000
Less : Allowance for impairment				(84,515)	(84,515)	(84,515)	(84,515)
Net				90,485	90,485	90,485	90,485
Thai Rent All Co., Ltd.	Construction machinery Rental	15.00	15.00	7,500	7,500	7,500	7,500
Lao Metal Industry Co., Ltd.	Manufacture steel wires and steel rod	10.00	10.00	10,000	10,000	10,000	10,000
Total Investment in other non – listed companies – net				1,628,795	1,216,002	1,628,795	1,216,002
b) Listed companies							
Charoong Thai Wire and Cable Plc.	Manufacture and distribution of enamel coated wire and cable	12.90	12.90	308,715	308,715	308,715	308,715
Less : Unrealized loss from changes in value of investments				(90,061)	(116,752)	(90,061)	(116,752)
Net market value				218,654	191,963	218,654	191,963
Cyber Bay Corporation, Philippines	Real estate development	14.25	14.25	195,566	195,566	59,395	59,395
Add : Unrealized gain (loss) from changes in value of investments				127,530	(69,221)	263,701	66,950
Net market value				323,096	126,345	323,096	126,345

(Unit : Thousand Baht)

	Nature of business	Percentage of shareholding		Consolidated F/S Cost		Separate F/S Cost	
		30 Sep 2009	31 Dec 2008	30 Sep 2009	31 Dec 2008	30 Sep 2009	31 Dec 2008
		Percent	Percent				
K.C. Property Plc.	Real estate development	1.04	1.04	9,139	9,139	9,139	9,139
Less : Unrealized loss from changes in value of investments				(457)	(2,559)	(457)	(2,559)
Net market value				8,682	6,580	8,682	6,580
Nawarat Patanakarn Plc.	Construction services	4.05	4.05	100,716	100,716	100,716	100,716
Less : Unrealized loss from changes in value of investments				(54,387)	(78,558)	(54,387)	(78,558)
Net market value				46,329	22,158	46,329	22,158
Everland Plc.	Real estate development	0.05	0.05	113	111	113	111
Less : Unrealized loss from changes in value of investments				(5)	-	(5)	-
Net market value				108	111	108	111
Toyo-Thai Corporation Plc.	Construction services	10.83	-	52,000	-	52,000	-
Add : Unrealized gain from changes in value of investments				330,200	-	330,200	-
Net market value				382,200	-	382,200	-
Total Investment in other listed companies – net				979,069	347,157	979,069	347,157
Total Investments in other companies – net				2,607,864	1,563,159	2,607,864	1,563,159
Investments held by subsidiaries							
(a) Non-listed companies							
Premus (Thailand) Co., Ltd.	Real estate management	10.00	10.00	1,250	1,250	-	-
Bell Development Co., Ltd.	Real estate management	13.00	13.00	135,226	135,226	-	-
Less : Allowance for impairment				(135,226)	(135,226)	-	-
Net				-	-	-	-
(b) Listed companies							
Charoong Thai Wire and Cable Plc.	Manufacture and distribution of enamel coated wire and cable	0.80	0.80	19,178	19,178	-	-
Less : Unrealized loss from changes in value of investments				(5,594)	(7,252)	-	-
Net market value				13,584	11,926	-	-
Total				14,834	13,176	-	-
Total Investments in other companies – net				2,622,698	1,576,335	2,607,864	1,563,159

On 16 June 2009, the Stock Exchange of Thailand approved the listing of the ordinary shares of Toyo-Thai Corporation Plc. The management intend to hold such investment as available for sales security and adjusted this investment to the fair value.

The Company has pledged the shares of related companies to secure the long term - loan with Financial Institutions of related company.

8. INVESTMENT IN A POTASH MINING PROJECT

The Company has investment in a potash mine project of Baht 3,236 million that the concession for potash mining from government has been in process. Nevertheless, Ministry of Industry had set up the committee consisting of representatives from Ministry of Industry, Ministry of Interior, Ministry of Natural Resources and Environment, Ministry of Public Health and Ministry of Social Development and Human Security to consider the process to resolve the potash mining operations in Udonthani to make the project materialized.

Currently, the Company is in the process of securing the concession from the government and has been publicizing the project to create knowledge, understanding and participation of public. Currently, the Company has launched public relation of potash mining project in 4 districts in the concession area. In addition, the Company builds up knowledge to education division and industrialist in Udonthani and has been building up the social activities, education, sport and culture activities to local people.

The committee to solve the struggle issues for potash mining project has held meetings in March May and September 2009 and assigned the Governor of Udonthani province to appoint subcommittee to publicize the project and to obtain public hearing in Udonthani. The process is delayed due to the protestor has disputed the Government Enterprise to explain the plan as schedule in September 2009 as result of the postpone the explanation.

Although, the committee to solve the struggle issues for potash mining project has to take time for solve the problem for the demand from the protestors and to encourage unanimity between the different people in Udonthani area, the Company's management believes that the cooperation between the Government and the Company, including the process of the committee to solve the struggle issues for potash mining project, can solve the problem and obstacle and can convince the related parties to agree to the agreement with the Government to publicize the project for the public understanding and can proceed with the process to obtain the mining license from the Government.

The Company's management believes that this project will benefit both the nearby areas and for the country, and the project will be approved by the government and operational as planned since the Ministry of Finance has jointly invested in this project for 10% of the total registered capital. The management of the Company believes that there will be no impairment in the value of investment.

9. LONG - TERM LOANS AND ADVANCES TO SUBSIDIARIES AND RELATED PARTIES

The outstanding balances as at 30 September 2009 and 31 December 2008 are as follows :

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
Subsidiaries and Joint Ventures				
(eliminated from consolidated financial statements)				
ITO Joint Venture	-	-	528,400	528,400
ITD - NCC Joint Venture	-	-	-	18,360
Italian-Thai International Co., Ltd.	-	-	263,147	245,380
IDS Joint Venture	-	-	220,500	220,500
IN Joint Venture	-	-	134,916	156,291
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH			99,000	105,000
ITD - NCC Joint Venture (NT-2)	-	-	243,000	198,000
Nha Pralan Crushing Plant Co., Ltd.	-	-	11,500	12,100
Italian-Thai Land Co., Ltd.	-	-	555,044	554,358
Palang Thai Kaowna Co., Ltd.	-	-	456,350	456,350
Khunka Palang Thai Co., Ltd.	-	-	59,066	59,066
Palit Palang Ngan Co., Ltd.	-	-	94,456	94,456
Italian-Thai Power Co., Ltd.	-	-	255,278	220,680
Sin Rae Muang Thai Co., Ltd.	-	-	56,191	21,391
Thai Pride Cement Co., Ltd.	-	-	300,303	-
Italthai Trevi Co., Ltd.	-	-	28,690	-
Others	-	-	16,425	9,792
Total	-	-	3,322,266	2,900,124
Less : Allowance for doubtful accounts	-	-	(1,748,834)	(1,668,352)
Net	-	-	1,573,432	1,231,772
Associated companies				
Sino Lao Aluminum Corporation Limited	131,117	34,462	131,117	34,462
Allied Enterprise Co., Ltd.	116,100	116,100	-	-
Total	247,217	150,562	131,117	34,462

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
Related companies				
Central Bay Reclamation and Development Corp	35,761	35,761	-	-
Asia Pacific Potash Corporation Limited	258,609	211,822	-	-
Total	294,370	247,583	-	-
Less : Allowance for doubtful accounts	(35,761)	(35,761)	-	-
Net	258,609	211,822	-	-
Total long - term loans and advances to related Companies – net	505,826	362,384	1,704,549	1,266,234

Significant movements in the long - term loans and advances to subsidiaries and related parties for the nine-month period ended 30 September 2009 are as follows :-

(Unit : Thousand Baht)

	1 January 2009	During the period		30 September 2009
		Increase	Decrease	
Subsidiaries and Joint Ventures				
ITO Joint Venture	528,400	-	-	528,400
ITD-NCC Joint Venture	18,360	-	(18,360)	-
Italian-Thai International Co., Ltd.	245,380	767,369	(749,602)	263,147
IDS Joint Venture	220,500	-	-	220,500
IN Joint Venture	156,291	14,325	(35,700)	134,916
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	105,000	-	(6,000)	99,000
ITD – NCC Joint Venture (NT-2)	198,000	45,000	-	243,000
Nha Pralan Crushing Plant Co., Ltd.	12,100	-	(600)	11,500
Italian-Thai Land Co., Ltd.	554,358	686	-	555,044
Palang Thai Kaowna Co., Ltd.	456,350	-	-	456,350
Khunka Palang Thai Co., Ltd.	59,066	-	-	59,066
Palit Palang Ngan Co., Ltd.	94,456	-	-	94,456
Italian-Thai Power Co., Ltd.	220,680	34,598	-	255,278
Sin Rae Muang Thai Co., Ltd.	21,391	34,800	-	56,191
Thai Pride Cement Co., Ltd.	-	300,303	-	300,303

(Unit : Thousand Baht)

	1 January 2009	During the period Increase	During the period Decrease	30 September 2009
Italthai Trevi Co., Ltd.	-	28,690	-	28,690
Others	9,792	6,633	-	16,425
Total	2,900,124	1,232,404	(810,262)	3,322,266
Associated company				
Sino Lao Aluminum Corporation Limited	34,462	96,655	-	131,117
Total	2,934,586	1,329,059	(810,262)	3,453,383

10. LOAN AND ADVANCES TO UNRELATED PARTIES

As at 30 September 2009, the Company also has cash advances of Baht 88.61 million for the investment in a foreign company which is under the negotiation process. Currently, there has been no further development in the project because the Electricity Generating Authority of Thailand is in the process of concluding the development plan for the capacity of Power plant. Such cash advances are to support the acquisition of the concession license from the Government of Cambodia to develop a 3,600 mega watt Coal-Fired Power Plant at Koh Kong.

The Government of Cambodia is currently allowing three companies comprising Koh Kong Power Light Co., Ltd. (indirect subsidiary company), Cambodia International Investment Group and Gulf JP to develop the power plant. If any one of the three companies can conclude the negotiation with the Electricity Generating Authority of Thailand and Ministry of Energy, it will be awarded the right to generate the Power Plant. For the time being, Koh Kong Power Light Co., Ltd. is the most prospective winner for this project. The Company therefore, has capitalized such cash advance in its accounts.

The subsidiary company entered into agreement with broker in Cambodia to perform, contact and negotiate with Government of Cambodia to obtain the license and permission for the development of a 3,600 Megawatts Coal-fired Power Plant in Koh Kong Province. The subsidiary company shall pay USD 20.00 million by 3 installments as described in the agreement and shall provide 5.00 % of free shares for this project to broker. As at 30 September 2009, the subsidiary company has paid cash to such broker totaling Baht 227.56 million. Such cash advance is considered as part of the acquisition costs of concession to operate a power plant in Cambodia.

During the period, Koh Kong Power Light is in the process to offer electricity price to Electricity Generating Authority of Thailand for consideration.

11. PROPERTY, PLANT AND EQUIPMENT

During the nine-month period ended 30 September 2009, the Company and subsidiary companies have following movements in property, plant and equipment :

(Unit : Thousand Baht)

	Consolidated F/S	Separate F/S
Net book value as at 1 January 2009	15,513,511	9,971,897
Purchases of fixed assets / transfer in	2,802,336	393,364
Disposal of fixed assets / transfer out	(1,461,929)	(448,726)
Depreciation for the period	(1,801,181)	(993,256)
Accumulate depreciation for disposal of fixed assets	449,408	302,670
Translation adjustment	(40,919)	(20,825)
Net book value as at 30 September 2009	15,461,226	9,205,124

12. BANK OVERDRAFTS AND SHORT - TERM LOANS FROM FINANCIAL INSTITUTIONS

The outstanding balances of bank overdrafts and short - term loans from financial institutions as at 30 September 2009 and 31 December 2008 are as follows : -

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
Bank overdrafts	2,344,305	2,274,344	79,231	62,787
Short - term loans from financial institutions	5,593,366	5,078,961	3,302,728	2,979,377
Total	7,937,671	7,353,305	3,381,959	3,042,164

These represent loans obtained from local and overseas financial institutions in both Baht currency and foreign currencies as follows :

(Unit : Million)

	Consolidated F/S		Separate F/S	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
Baht	3,970	3,845	2,747	2,396
PHP	121	141	121	141
USD	5	6	-	-
NTD	455	455	455	455
INR	1,185	493	-	-

These loans are subject to interest at domestic market rate for Baht currency loans and at the rates based on market rate of India, Taiwan, Philippines and SIBOR for foreign currency loans.

On 22 July 2009, the Company entered into loan agreement with a local bank for working capital amounting to Baht 2,730.59 million for which Baht 638.90 million has been drawndown during the period. This loan bears interest per annum at MLR and repayment within 90 days from the drawndown date in each period.

As at 30 September 2009, part of loans amounting to Baht 1,363.26 million (31 December 2008 : Baht 2,073.66 million) have been used to finance certain specific projects (project finance). The lending banks had set a condition for the Company to process the cash transactions for the projects through the Company's accounts with those banks.

As at 30 September 2009 and 31 December 2008, overdraft and short - term credit facilities of the Company have not yet been drawn down amounting to Baht 2,533.26 million and Baht 1,517.12 million, respectively.

13. TRADE ACCOUNTS PAYABLE - RELATED PARTIES

The outstanding balances as at 30 September 2009 and 31 December 2008 are as follows :

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
Subsidiaries and Joint Ventures				
(eliminated from consolidated financial statements)				
IOT Joint Venture	-	-	220	3,589
I.C.C.T. Joint Venture	-	-	140,887	140,887
IN Joint Venture	-	-	5,174	5,670
Thai Maruken Co., Ltd.	-	-	97,839	93,690
ITO Joint Venture	-	-	91	10,762
Italthai Trevi Co., Ltd.	-	-	83,914	57,460
Siam Concrete and Brick Products Co., Ltd.	-	-	62,803	58,721
ITD - ETF Joint Venture	-	-	1,453	6,633
ITD Cementation India Limited	-	-	44,036	124,663
ITD-ITDCEM JV	-	-	15,360	95,894
Asian Steel Product Co., Ltd.	-	-	50,486	29,713
Thai Pride Cement Co., Ltd.	-	-	12,414	2,619
Nha Pralan Crushing Plant Co., Ltd.	-	-	-	1,809
Aquathai Co., Ltd.	-	-	52,037	72,224
Italthai Marine Co., Ltd.	-	-	-	3,984
Saraburi Construction Co., Ltd.	-	-	6,802	7,235
Others	-	-	3,196	8,029
Total	-	-	576,712	723,582

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
Associated companies				
MCRP Construction Corporation, Philippines	82,018	79,995	82,018	79,995
Bangkok Steel Wire Co., Ltd.	17,509	58,896	9,010	22,352
ATO-Asia Turnouts Ltd.	31,786	44,033	31,786	41,996
Thai Contractors Asset Co., Ltd.	22,665	-	22,665	-
Total	153,978	182,924	145,479	144,343
Related companies				
Takenaka Corporation	226,403	234,214	-	-
Obayashi Corporation	86,679	90,841	-	-
Italthai Industrial Co., Ltd.	208,373	127,986	54,261	69,600
Siam Steel Syndicate Plc.	86,139	123,111	86,138	123,111
Nishimatsu Construction Co., Ltd.	320,687	298,423	-	-
Italthai Engineering Co., Ltd.	363,575	228,173	362,224	224,241
Charoong Thai Wire & Cable Plc.	84,011	90,812	84,011	89,813
Nawarat Patanakarn Plc.	75,142	90,255	75,142	77,983
Toyo-Thai Corporation Ltd.	1,256	2,846	1,256	2,846
Thai Rent All Co., Ltd.	31,594	39,188	31,562	38,891
Amarine Estate Co., Ltd.	17,265	24,720	17,265	24,720
Siam Fiber Optics Co., Ltd.	5,366	15,775	5,366	15,775
Thai Nippon Steel Co., Ltd.	13,183	-	13,183	-
Others	1,386	9,196	35	5,450
Total	1,521,059	1,375,540	730,443	672,430
Outstanding balances and portion of other participants in joint ventures				
IOT Joint Venture	132	2,153	-	-
I.C.C.T. Joint Venture	105,665	105,665	-	-
ITO Joint Venture	55	6,457	-	-
ITD - ETF Joint Venture	510	2,321	-	-
IN Joint Venture	2,535	2,778	-	-
Others	469	618	-	-
Total	109,366	119,992	-	-
Total	1,784,403	1,678,456	1,452,634	1,540,355

14. SHORT - TERM LOANS AND ADVANCES FROM RELATED PARTIES

The outstanding balances as at 30 September 2009 and 31 December 2008 are as follows :

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
Subsidiaries and Joint Ventures				
(eliminated from consolidated financial statements)				
ITD - SQ Joint Venture	-	-	64,100	-
ITD Cementation India Limited	-	-	-	967
ITD-ITDCEM JV	-	-	-	1,087
Total	-	-	64,100	2,054
Associated company				
Thai Contractors Asset Co., Ltd.	-	9,964	-	-
Related companies				
Nam Theun 2 Power Co., Ltd.	12,489	54,855	-	-
Nawarat Patanakarn Plc.	-	68,138	-	-
Others	13	673	-	-
Total	12,502	123,666	-	-
Outstanding balances and portion of Other participants in joint ventures				
ITD-SQ Joint Venture	32,050	-	-	-
Short - term loans and advances from related parties	44,552	133,630	64,100	2,054

Significant movements in the short - term loans and advances from related parties for the nine-month period ended 30 September 2009 are as follows :

(Unit : Thousand Baht)

	1 January 2009	During the period Increase	During the period Decrease	30 September 2009
Associated company				
Thai Contractors Asset Co., Ltd.	9,964	-	(9,964)	-
Related companies				
Nam Theun 2 Power Co., Ltd.	54,855	-	(42,366)	12,489
Nawarat Patanakarn Plc.	68,138	-	(68,138)	-
Others	673	-	(660)	13
Total	123,666	-	(111,164)	12,502
Outstanding balances and portion of other participants in joint ventures				
ITD-SQ Joint Venture	-	32,050	-	32,050
Total	133,630	32,050	(121,128)	44,552

15. LONG - TERM LOANS

As at 30 September 2009 and 31 December 2008, the Company and its subsidiaries have outstanding long - term loans as follows :

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
Outstanding balance	2,835,779	6,983,073	1,863,603	5,382,398
Less : Current portion	(879,838)	(2,282,580)	(516,718)	(1,546,760)
Net	1,955,941	4,700,493	1,346,885	3,835,638

Movements in the long-term loans during the nine-month period ended 30 September 2009 are summarized below :

(Unit: Thousand Baht)

	Consolidated F/S	Separate F/S
Balance as at 1 January 2009	6,983,073	5,382,398
Add : Additional borrowings	360,765	228,713
Less : Repayments	(4,491,093)	(3,748,387)
Less : Translation adjustment	(16,966)	879
Balance as at 30 September 2009	2,835,779	1,863,603

The Company entered into loan agreement with a foreign bank for purchase of machineries amounting to EUR 14.10 million for which EUR 1.57 million or equivalent to Baht 77.64 million has been drawndown during the period. This loan bears interest per annum at EURIBOR.

The Company entered into loan agreement with a local bank for a project amounting to Baht 850 million for which Baht 80 million has been drawndown during the period. This loan bears interest per annum at MLR.

The Company and subsidiaries have mortgaged part of their land and construction thereon with a net carrying value as at 30 September 2009 of Baht 306.53 million (31 December 2008 : Baht 862.39 million) as collaterals for loans.

The loans of the Company and its subsidiaries bear interest at the rate of minimum loan rate (MLR).

In addition, the loan agreement contains covenants relating to various matters such as the payment of dividend and limitations on the provision of loans.

As at 30 September 2009 and 31 December 2008, the long-term credit facilities of the Company have not yet been drawndown amounting to Baht 918.12 million and Baht 904.75 million, respectively.

The Company has not been able to maintain some financial ratios as stipulated in the loan agreement with a bank. However, the Company negotiated with such bank to waive the covenant of such financial ratios and had obtained the letter from the bank dated 30 September 2009 indicating that the Company has no obligation to repay long - term loan within 12 months.

16. DEBENTURES - NET

The movements of debentures during the nine-month period ended 30 September 2009 in the consolidated and separate financial statements are as follows :

	Thousand Baht
Balance as at 1 January 2009	2,697,352
Newly issued debentures	5,000,000
Redemption debentures	(706,700)
Cost of issuing debentures	(77,483)
Amortization of costs of issuing debentures	8,650
Current portion	(1,995,186)
Balance as at 30 September 2009	4,926,633

On 26 June 2009, the Company issued new subordinate, unsecured debentures with principal amount of Baht 5,000 million to specific person with five-year tenure and with a face value of Baht 1,000. These bear interest rate at 6.50 percent per annum which is payable quarterly. The debentures will be redeemed on 26 June 2014 and the Company has early redemption option after 3 years. This option has minimum redemption at the rate 25% of outstanding debentures value. The Company used the proceeds from this issuance to repay debts and/or use for working capital in business expansion.

In addition, the debentures were issued with covenants relating to various matters such as the decrease in share capital, the merger, the payment of dividend and limitations on the provision of loans.

17. CONVERTIBLE DEBENTURES - NET

The movements of convertible bonds during the nine-month period ended 30 September 2009 in the consolidated and separate financial statements are as follows :

	Thousand Baht
Balance as at 1 January 2009	4,830,231
Convertible debentures buyback and cancellation	(1,230,245)
Reversal on issuing costs of convertible debentures	25,800
Amortization of costs of issuing convertible debentures	13,427
Unrealised losses on exchange rates	(68,010)
Balance as at 30 September 2009	3,571,203

During the nine-month period ended on 30 September 2009, the Company bought back and cancelled a portion of the outstanding convertible debentures amounting to USD 37.70 million, representing 25.13% of the outstanding principal amount of convertible debentures. Gains on convertible debentures buyback and cancellation of Baht 503.38 million are recognized in the statement of income for the nine-month period ended 30 September 2009.

No potential dilution in earnings per share arose from the convertible debentures, because the average share price during this period was lower than the exercise price. The Company therefore has not computed the diluted earnings per share from the convertion of debentures.

The Company entered into various hedge agreements to hedge foreign currency and interest rate risks.

The Company presented part of accrued interest for convertible bond to be paid to the debentureholders when they exercise the right to convert to common shares separately.

18. RELATED PARTY TRANSACTIONS

During the period, the Company and its subsidiaries had significant business transactions with related parties, which have been concluded on commercial terms and bases agreed upon in the ordinary course of businesses between the Company and those companies, as follow :

	Transfer pricing policy
Turn-key construction service income	Cost plus margin
Construction service income, not including the procurements of materials	Cost or cost plus margin
Land rental income	Mutually agreed
Sales of equipment	Cost or mutually agreed
Sales of investment	Market price
Purchases of construction materials	Approximate market price
Turn-key construction expenses	Cost plus margin
Hire of construction services, not including procurements of materials	Cost
Purchases of investment	Approximate net book value
Purchases of assets	Mutually agreed
Interest on loans	Mutually agreed rate

Below is a summary of significant related party transactions during the period :-

(Unit : Million Baht)

	Consolidated F/S		Separate F/S	
	For the three-month periods ended 30 September			
	2009	2008	2009	2008
Transactions with subsidiaries and joint ventures				
Construction services and other income	-	-	312	228
Purchases of construction materials and services	-	-	164	215
Purchases of equipment	-	-	39	-
Transactions with associated companies				
Construction services and other income	58	76	58	76
Purchases of construction materials and services	10	34	4	19
Transactions with related companies				
Construction services and other income	539	650	194	259
Sales of equipment	4	-	-	-
Purchases of construction materials and services	392	214	369	176
Purchases of equipment	16	10	-	10

(Unit : Million Baht)

	Consolidated F/S		Separate F/S	
	For the nine-month periods ended 30 September			
	2009	2008	2009	2008
Transactions with subsidiaries and joint ventures				
Construction services and other income	-	-	1,033	1,041
Sales of equipment	-	-	8	31
Purchases of construction materials and services	-	-	527	687
Purchase of equipment	-	-	39	1
Transactions with associated companies				
Construction services and other income	177	121	107	121
Purchases of construction materials and services	31	140	20	63
Transactions with related companies				
Construction services and other income	1,532	2,778	785	728
Sales of equipment	17	-	15	-
Purchases of construction materials and services	1,240	709	1,022	495
Purchases of equipment	34	11	17	11

During the period, a subsidiary company diversified its business by providing specialist to assist a related company to do mining development. Such subsidiary company received a fee of Baht 30.00 million for the first time.

Furthermore, the Company also has significant transactions with its related parties in respect of loans and advances.

The outstanding balances of the above transactions are presented as separate items in the balance sheet.

Loans from directors

As at 30 September 2009, an indirect subsidiary company have loans from directors amounting to Baht 146.88 million. Such loans bear no interest.

19. ALLOWANCE FOR LOSSES ON CONSTRUCTION WORK

Movement of allowance for losses on construction work for the nine-month period ended 30 September 2009 as follow :

(Unit : Thousand Baht)

	Consolidated F/S	Separate F/S
Balance as at 1 January 2009	639,964	628,176
Less : Realized cost of project	(117,666)	(109,674)
Balance as at 30 September 2009	522,298	518,502

20. EXPENSES BY NATURE

Significant expenses by nature are as follows :

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	For the three-month periods ended 30 September			
	2009	2008	2009	2008
Salary, wages and other employee benefits	1,642,342	1,797,266	1,135,473	1,381,021
Depreciation	615,974	650,888	324,710	328,573
Amortisation	48,700	596	1,722	7,702
Rental expense	225,266	417,452	135,864	171,050
Raw materials and supplies used	4,215,758	5,997,104	2,248,581	3,072,614

	(Unit : Thousand Baht)			
	Consolidated F/S		Separate F/S	
	For the nine-month periods ended 30 September			
	2009	2008	2009	2008
Salary, wages and other employee benefits	4,856,939	8,576,513	3,471,200	3,716,432
Depreciation	1,801,181	2,503,582	993,256	959,998
Amortisation	96,744	57,020	41,990	24,256
Rental expense	686,103	1,341,269	425,292	466,217
Raw materials and supplies used	12,027,877	24,630,853	6,976,884	8,896,404

21. GUARANTEES

As at 30 September 2009 and 31 December 2008, the Company has outstanding guarantees of approximately Baht 24,431.08 million and Baht 28,799.47 million, respectively, issued by financial institutions on behalf of the Company, its subsidiaries, and its joint ventures in respect of certain performance bonds required in the normal course of businesses. The Company does not expect to have loss from these guarantees.

As at 30 September 2009 and 31 December 2008, the Company had outstanding guarantees of approximately Baht 8,856.32 million and Baht 8,670.30 million, respectively, issued to financial institutions and its venture partners to collateralize credit facilities granted by those financial institutions and joint venture partners to subsidiaries, associated, related companies and joint ventures. The Company issued guarantees in proportion to its shareholding (except for Italthai Trevi Co., Ltd., Italthai Marine Co., Ltd., Aquathai Co., Ltd., Sarithorn Co., Ltd, Asian Steel Product Co., Ltd., and ITD Cementation India Limited for which the Company issued full guarantees for the credit facilities). The Company does not expect to have loss from those guarantees.

22. COMMITMENTS

22.1 Under the facility agreement between the Company and the SPV, the Company is obliged to extend loans to the SPV for amounts equal to the principal and interest which have to be paid to the creditors. As at 30 September 2009, the outstanding balance of loans amounted to Baht 617.24 million.

22.2 As at 30 September 2009, the Company and joint ventures had the outstanding commitments with major subcontractors, classified by currencies, as follows :

	(Unit : Million Baht)	
	Equivalent to Baht	
	Consolidated F/S	Separate F/S
Currency		
Baht	2,888	2,645
NTD	1,911	1,911
USD	51	-
INR	2,198	2,198
AUD	2	-

22.3 As at 30 September 2009, the Company, its subsidiaries and its joint ventures had the following outstanding commitments, proportionately, for purchases of materials, machinery and software and related services :

(Unit : Million Baht)

	Equivalent to Baht	
	Consolidated F/S	Separate F/S
Currency		
Baht	83	26
EUR	181	12
USD	135	2
INR	209	12
SEK	33	-
NOK	2	-
SGD	13	-

22.4 As at 30 September 2009, the Company had outstanding commitment of USD 34.40 million in respect of uncallable portion of investments in an associated company and two related companies, and uncallable portion of investments in a subsidiary company of Baht 0.75 million.

23. CONTINGENT LIABILITIES

a) During the year 1997, the Company and seven other parties were jointly sued for compensation totaling approximately Baht 655.00 million. On 30 December 2005, the Court of First Instance ordered the defendant to pay for damages amounting to Baht 440.00 million, plus interest at the rate of 7.50 percent per annum from 11 June 1992 to the payment date. On 17 March 2006, the Company submitted an appeal and a petition to stay execution to the order of the Court - Chonburi Province. Copies of the appeal and the petition have been considered by the plaintiff. Currently the outcome of the case has not yet been known. The Company believes that there will be no damage from such case. The Company therefore, has not set up any provision in its accounts.

b) Since the year 2000, certain customers of the Company have taken legal actions against the Company, subsidiary company, and joint venture for breach of service agreements, claiming compensation totaling approximately Baht 377.52 million. The cases are currently pending for judgment from the Civil Courts for the claims of Baht 243.04 million and pending for the judgement of arbitrator of Baht 134.48 million. Management is of the opinion that such lawsuits are a normal part of business and some are brought without proper justification grounds, and believes that no material liabilities will be incurred as a result of those lawsuits. Therefore, the Company has not set provision for those in the accounts.

24. FINANCIAL INFORMATION BY SEGMENT

The operations of the Company, its subsidiaries and its joint ventures for the three-month and nine-month periods ended 30 September 2009 and 2008 are mainly engaged in a single industry segment, turn - key construction services, and are conducted in the following geographical segments.

(Unit : Million Baht)

	Consolidated F/S									
	For the three-month periods ended 30 September 2009 and 2008									
	Local		Overseas		Total		Elimination		Grand total	
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Revenues from construction work	4,888	6,031	4,747	3,549	9,635	9,580	(836)	(220)	8,799	9,360
Revenues from sales and services	562	674	-	-	562	674	(144)	(148)	418	526
Gross income (loss)	189	(208)	403	(1,069)	592	(1,277)	138	-	730	(1,277)
Dividend and shares of profit from the joint ventures									8	48
Interest income									54	32
Gain on exchange rate									99	3
Other income									91	138
Selling expenses									(6)	(5)
Administrative expenses									(385)	(344)
Executive remuneration									(15)	(15)
Allowance for doubtful accounts									(17)	(41)
Allowance for impairment and contingent liabilities									(4)	(13)
Share of profit (loss) from investments accounted for by equity method									(33)	3
Financial expenses									(489)	(492)
Income tax									(35)	(10)
Minority interests									-	(24)
Net loss for the period									(2)	(1,997)

(Unit : Million Baht)

Consolidated F/S

	For the nine-month periods ended 30 September 2009 and 2008									
	Local		Overseas		Total		Elimination		Grand total	
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Revenues from construction work	16,921	17,744	13,904	13,444	30,825	31,188	(1,482)	(702)	29,343	30,486
Revenues from sales and services	1,441	1,860	-	-	1,441	1,860	(399)	(518)	1,042	1,342
Gross income (loss)	847	750	463	(985)	1,310	(235)	403	-	1,713	(235)
Dividend and shares of profit from the joint ventures									29	74
Interest income									181	90
Gain on exchange rate									242	-
Gain on convertible debentures cancellation									503	-
Other income									536	368
Selling expenses									(19)	(11)
Administrative expenses									(1,344)	(1,287)
Executive remuneration									(46)	(45)
Loss on exchange rate									-	(53)
Reversal of allowance (allowance) for doubtful accounts									51	(47)
Allowance for impairment and contingent liabilities									(22)	(15)
Share of profit (loss) from investments accounted for by equity method									(105)	6
Financial expenses									(1,525)	(1,188)
Income tax									(150)	(70)
Minority interests									10	14
Net profit (loss) for the period									54	(2,399)

(Unit : Million Baht)

	As at 30 September 2009 and 31 December 2008									
	Local		Overseas		Total		Elimination		Grand total	
	30 Sep 2009	31 Dec 2008	30 Sep 2009	31 Dec 2008	30 Sep 2009	31 Dec 2008	30 Sep 2009	31 Dec 2008	30 Sep 2009	31 Dec 2008
Property, plant and equipment - net	11,767	12,295	3,694	3,219	15,461	15,514	-	-	15,461	15,514
Other assets	35,822	36,278	14,593	15,401	50,415	51,679	(11,110)	(9,963)	39,305	41,716
Total assets	47,589	48,573	18,287	18,620	65,876	67,193	(11,110)	(9,963)	54,766	57,230

25. FINANCIAL INSTRUMENTS

Foreign currency risk

The Company has exposure to foreign currency risk from trading transactions and borrowings that are denominated in foreign currencies. The Company seeks to reduce this risk by entering into forward exchange contracts when it considers appropriate. Generally, the forward contracts mature within one year.

The balances of financial assets and liabilities denominated in foreign currencies as at 30 September 2009 are summarized below :

Foreign currency	Financial assets	Financial liabilities	Average exchange rate as at 30 September 2009
	(Million)	(Million)	(Baht per 1 foreign currency unit)
USD	25	113	33.5595
JPY	217	1,920	0.3734
EUR	1	19	49.0480
VND	9,075	4,366	0.0019
INR	13	1	0.6984
NOK	-	1	5.7585

Forward exchange contracts which remain outstanding on 30 September 2009 are summarized below :

Currency	Balance (Million)	Forward contract exchange rate
JPY (buy)	124	0.3765
NOK (buy)	30	5.7600 – 5.7900
EUR (buy)	11	44.7610 – 49.5380
GBP (buy)	2	49.8400 – 55.7500
NOK (buy)	5	5.8000 – 5.8038
SEK (buy)	7	4.8706
USD (sell)	57	31.5322 – 35.7550

Below is the summary of the Group's foreign currency denominated assets and liabilities as at 30 September 2009 which are unhedged.

	Consolidated F/S (Net)					
	EUR Million	USD Million	JPY Million	VND Million	INR Million	NOK Million
Assets in foreign currencies	1	25	217	9,075	13	-
Trade accounts payable	5	1	1,668	3,600	1	1
Hire - purchase payables	-	-	251	-	-	-
Advances received from customers under construction contracts	-	-	-	765	-	-
Loans from financial institutions	14	-	-	-	-	-

	Separate F/S (Net)				
	EUR Million	USD Million	JPY Million	VND Million	INR Million
Assets in foreign currencies	-	25	21	9,075	13
Trade accounts payable	-	-	-	3,600	1
Hire - purchases payable	-	-	251	-	-
Advances received from customers under construction contracts	-	-	-	765	-
Loans from financial institutions	14	-	-	-	-

In addition, the Company and subsidiaries have foreign currency exposure risk with respect to their investments in subsidiaries, joint ventures and associated companies in overseas which are not covered by the hedges against foreign currency risk.

Grant Thornton

www.grantthornton.co.th
Confidentiality statement